2021 Notice of Annual and Special Shareholders Meeting and Management Information Circular June 30, 2021

lightspeed

2021

Notice of Annual and Special Shareholders Meeting and Management Information Circular



June 30, 2021

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Lightspeed POS Inc. (the "**Company**"):

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the "**Meeting**") of the Company will be held virtually at https://web.lumiagm.com/460816132, password "lightspeed2021" (case sensitive), on August 5, 2021 at 11 a.m. (ET), for the purposes of:

(i) receiving the consolidated financial statements of the Company for the fiscal year ended March 31, 2021, together with the auditors' report thereon;

(ii) electing 7 directors for the ensuing year;

(iii) appointing auditors for the ensuing year;

(iv) approving an amendment to the articles of the Company to change the Company's name to Lightspeed Commerce Inc.; and

(v) transacting such other business as may properly come before the Meeting.

The Company's board of directors has fixed the close of business on June 7, 2021 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

A shareholder may attend the Meeting and vote in person or may be represented and vote by proxy. If you are unable to attend the Meeting in person, please complete, date, sign and return the accompanying form of proxy enclosed herewith for use at the Meeting or any adjournment thereof. To be effective, the attached proxy must be received not later than August 3, 2021 at 11 am (ET). Your shares will be voted in accordance with your instructions as indicated on the proxy.

If you have any questions about or require assistance in completing your form of proxy, or about the information contained in this management information circular, please contact the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n'ont qu'à en aviser le secrétaire corporatif de Lightspeed POS Inc. ou écrire à gouvernance@lightspeedhq.com.

Dated at Montréal, Québec, Canada, June 30, 2021.

By order of the Board of Directors,

Dax Dasilva
Founder and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

Except as otherwise indicated, the information contained herein is given as of June 28, 2021. All references in this management information circular to dollars, "$" or "US$" are to United States dollars and all references to Canadian dollars and "C$" are to Canadian dollars.

WHAT'S INSIDE

INVITATION TO SHAREHOLDERS



Dear Shareholders:

On behalf of the Board of Directors and management of the Company, we are pleased to invite you to attend the annual and special meeting of shareholders that will be held virtually this year on August 5, 2021 at 11 a.m. (ET).

To join the virtual meeting, please login at https://web.lumiagm.com/460816132 using the password "lightspeed2021" (case sensitive).

The Company's subordinate voting shares are listed on the Toronto Stock Exchange ("**TSX**") and the New York Stock Exchange ("**NYSE**") under the symbol "LSPD". As at June 28, 2021, there were 131,590,940 subordinate voting shares of the Company issued and outstanding.

This annual and special meeting is your opportunity to vote on a number of important matters as well as hear first-hand about our financial performance and strategic plans for the future. The enclosed management information circular describes the business to be conducted at the meeting and provides information on the Company's executive compensation and corporate governance practices. If you attend in person, you will have the opportunity to interact with and to ask questions to members of the Board of Directors and management.

Your participation in voting at the meeting is important to us. You can vote electronically during the virtual meeting, or alternatively by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the "Voting and Proxies" section of this management information circular.

We look forward to welcoming you at the meeting and thank you for your continued support.

Sincerely,



Patrick Pichette
Chair of the Board of Directors



Dax Dasilva
Founder and Chief Executive Officer

lightspeed

SUMMARY

The following summary highlights some of the important information you will find in this management information circular (this "**Circular**") of Lightspeed POS Inc. (the "**Company**", "**Lightspeed**", "**we**" or "**us**").

Shareholder Voting Matters

VOTING MATTER	BOARD VOTE RECOMMENDATION	INFORMATION
Election of 7 directors	**FOR each nominee**	**pages 10 to 18**
Appointment of PricewaterhouseCoopers LLP as auditors	**FOR**	**page 18**
Change Company's name to Lightspeed Commerce Inc.	**FOR**	**page 19**

Our Director Nominees

Our director nominees, each of whom have a variety of areas of deep expertise and 100% attendance at both board of directors and committee meetings held during the fiscal year ended on March 31, 2021 ("**Fiscal 2021**") are listed below:

NAME & REGION	AGE	DIRECTOR SINCE	POSITION	BOARD & COMMITTEE ATTENDANCE IN FISCAL 2021	FISCAL 2020 VOTES FOR (%)	OTHER PUBLIC BOARDS	AREAS OF EXPERTISE (Top 4)
Patrick Pichette London, UK **(Chair)** Independent	58	2018	Corporate Director, Chair of the Board	100%	99.24%	1	Executive Leadership Accounting/Finance Governance/Risk Management Strategy/M&A
Dax Dasilva Québec, Canada	45	2005	Chief Executive Officer and Corporate Director	100%	99.98%	0	Executive Leadership Innovation/Technology Retail/Hospitality Sales Strategy/M&A
Jean Paul Chauvet Québec, Canada	48	2013	President and Corporate Director	100%	99.84%	0	Executive Leadership Marketing/Advertising Retail/Hospitality Sales Governance/Risk Management
Marie-Josée Lamothe Québec, Canada Independent	53	2018	Corporate Director	100%	99.56%	1	Executive Leadership Retail/Hospitality Sales Marketing/Advertising Governance/Risk Management
Paul McFeeters Ontario, Canada Independent	66	2018	Corporate Director	100%	99.55%	1	Executive Leadership Accounting/Finance Governance/Risk Management Strategy/M&A

Rob Williams Washington, United States Independent	53	2018	Corporate Director	100%	99.97%	0	Executive Leadership Retail/Hospitality Sales Marketing/Advertising Innovation/Technology
Merline Saintil California, United States Independent	44	2020	Corporate Director	100%	N/A	2	Executive Leadership Governance / Risk Management Innovation / Technology Sustainability

NOTICE TO UNITED STATES SHAREHOLDERS

Lightspeed is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Financial statements of the Company included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standards Board ("**IASB**"), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

VOTING AND PROXIES

Voting at the Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting and vote in real time, provided they are connected to the internet and follow the instructions below. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions below and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada), after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with AST Trust Company (Canada) will result in the proxyholder not receiving a proxyholder control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to vote.

To vote by online ballot through the live webcast platform, follow the below instructions:

1. Log in at https://web.lumiagm.com/460816132 on your browser at least 15 minutes before the Meeting starts
2. Click on "Control # / No de contrôle"
3. Enter your control number
4. Enter the password: "lightspeed2021" (case sensitive)
5. When the ballots have been opened, you will see them appear on your screen

If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

Proxyholders who have been duly appointed and registered with AST as described in the section titled "Appointment of Proxy" will receive a proxyholder control number by email from AST after the proxy voting deadline has passed.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the Meeting through the live webcast platform.

Joining the Meeting as a Guest

Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as set out below. Guests will be able to listen to the meeting but will not be able to vote during the meeting.

Guests can also listen to the Meeting by following the instructions below:

1. Log in at https://web.lumiagm.com/460816132 on your browser
2. Click on "GUEST / INVITÉ"
3. Provide your name and email address (no password is required for guests)

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

Non-registered shareholders/Appointees obtaining a control number to vote during the meeting:

You or your duly appointed proxyholder must complete the additional step of registering the proxyholder by either completing the electronic form available at https://lp.astfinancial.com/ControlNumber or by calling AST at 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) by no later than 11 a.m. (ET) on August 3, 2021. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

Solicitation of Proxies

This Circular is sent in connection with the solicitation by the management of the Company of proxies to be used at the Meeting, at the time, place and for the purposes set forth in the Notice of Annual and Special Meeting of shareholders (the "**Notice of Meeting**"), and at any adjournment thereof. The solicitation is being made primarily by email, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Company. The cost of the solicitation will be borne by the Company.

Notice-and-Access

As permitted by Canadian securities regulators, Lightspeed is using notice-and-access (as defined in National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer*) to deliver the Meeting materials, including this Circular, to both its registered and nonregistered shareholders. Lightspeed is also using notice-and-access to deliver its annual consolidated financial statements to its registered and non-registered shareholders. This means that the Circular and the annual consolidated financial statements of the Company are being posted online for shareholders to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces Lightspeed's printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption.

Shareholders will still receive a form of proxy or a voting instruction form in the mail (unless shareholders have chosen to receive proxy materials electronically) so they can vote their shares but, instead of automatically receiving a paper copy of this Circular and the annual consolidated financial statements of the Company, shareholders will receive a notice with information about how they can access the Circular and annual consolidated financial statements of the Company electronically and how to request a paper copy. This Circular and annual consolidated financial statements of the Company are available on Lightspeed's website at www.lightspeedhq.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholders may request a paper copy of this Circular and/or the annual consolidated financial statements of the Company, at no cost, up to one year from the date this Circular was filed on SEDAR. Shareholders may make such a request at any time prior to the meeting (a) on the web at www.meetingdocuments.com/ASTCA/LSPD; (b) by contacting AST at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries); (c) by contacting the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com.

Appointment of Proxy

The individuals named in the accompanying form of proxy (the "**Management Appointees**") are, for purposes of the Meeting, shareholders and officers and/or directors of the Company, as applicable. **A shareholder wishing to appoint some other person to represent such shareholder at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another proxy.**

The cost of the mailing and solicitation will be borne by the Company.

A proxy will not be valid for the Meeting unless the completed form of proxy is delivered to AST Trust Company (Canada): (i) by internet at www.astvotemyproxy.com; (ii) by email at proxyvote@astfinancial.com; (iii) by mail addressed to AST Trust Company (Canada) Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; (iv) by fax to 1-416-368-2502 or toll free in Canada and the United States to 1-866-781-3111; or (v) by touch-tone phone toll-free at 1-888-489-7352, in all cases received not later than August 3, 2021 at 11 a.m. (Eastern Time).

Voting by Proxy at the Meeting

The person you appoint will need to either complete the electronic form available at https://lp.astfinancial.com/ControlNumber or call AST Trust Company (Canada) at 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) by no later than 11 a.m. (ET) on August 3, 2021 to request a control number to be represented or vote at the meeting. It is the responsibility of the shareholder or their proxy to contact AST Trust Company (Canada) to request a control number.

Without the control number, proxyholders will not be able to participate at the Meeting.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited with AST Trust Company (Canada): (i) by internet at www.astvotemyproxy.com; (ii) by email at proxyvote@astfinancial.com; (iii) by mail addressed to AST Trust Company (Canada) Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; (iv) by fax to 1-416-368-2502 or toll free in Canada and the United States to 1-866-781-3111; or (v) by touch-tone phone toll-free at 1-888-489-7352, at any time up to and including the last Business Day preceding the day of the Meeting at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Company (the "Board of Directors" or the "Board") as directors, FOR the appointment of PricewaterhouseCoopers LLP as auditors, and FOR amending the Company's articles to change its name to Lightspeed Commerce Inc. (the "Name Change"). The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof.** As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

Voting Shares and Principal Holders Thereof

As of June 28, 2021, there were 131,590,940 subordinate voting shares issued and outstanding. Each subordinate voting share entitles its holder to one vote with respect to the matters voted at the Meeting.

On December 1, 2020, the Company announced that as a result of the issuance by the Company from treasury of subordinate voting shares as partial consideration for the acquisition of the business of Al Dente Intermediate Holdings, LLC through the acquisition of Al Dente Topco, Inc. ("**Upserve**"), all of the Company's outstanding multiple voting shares were automatically converted into subordinate voting shares, on a one-for-one basis as a result of reaching the automatic conversion ownership threshold attached to the multiple voting shares, all in accordance with their terms. As a result of such automatic conversion, the subordinate voting shares are the Company's only class of

shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of the Company's restated articles of incorporation, upon the automatic conversion of all of its issued and outstanding multiple voting shares, the authorized and unissued multiple voting shares as a class were automatically deleted entirely from the Company's authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto.

To the knowledge of the directors and executive officers of Lightspeed, as of June 28, 2021, there are no persons who beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of our subordinate voting shares other than the following:

	SHARES OWNED	
NAME OF SHAREHOLDER	Number of Subordinate Voting Shares	Percentage of Outstanding Shares
Dax Dasilva(1)	13,929,466	10.59%(2)
Caisse de dépôt et placement du Québec	24,286,219	18.46%(2)

(1) Represents shares held by DHIDasilva Holdings Inc., which shares Dax Dasilva beneficially owns and controls.
(2) Figure represents ownership on a non-diluted basis. On a fully-diluted basis, Dax Dasilva and Caisse own 10.22% and 17.19% of the issued and outstanding shares, respectively.

Non-Registered Shareholders

Only registered shareholders as of the close of business on June 7, 2021 (the "**Record Date**") or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, subordinate voting shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her subordinate voting shares (an "**Intermediary**"), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada or the United States) for this purpose.

Non-Registered Holders will be provided with a computerized form (often called a "**voting instruction form**") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the subordinate voting shares that they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his

or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company.

Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.

We are not sending proxy-related materials to beneficial owners who have declined to receive them in order to save mailing costs and abide by the instructions of its declining beneficial owners.

Non-Objecting Beneficial Owners (NOBOs)

Under applicable securities legislation, a beneficial owner of securities is a "non-objecting beneficial owner" (or "**NOBO**") if such beneficial owner has or is deemed to have provided instructions to the intermediary holding the securities on such beneficial owner's behalf not objecting to the intermediary disclosing ownership information about the beneficial owner in accordance with said legislation.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Lightspeed or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Lightspeed (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

If you are a NOBO and your name has been provided to AST, you can vote your shares by attending the Meeting in person by appointing yourself as proxyholder, or by appointing someone else as proxyholder to attend the Meeting and vote your subordinate voting shares for you, by following the instructions set out in your voting instruction form (refer to your control number shown on your voting instruction form).

Objecting Beneficial Owners (OBOs)

Under applicable securities legislation, a beneficial owner is an "objecting beneficial owner" (or "**OBO**") if such beneficial owner has or is deemed to have provided instructions to the intermediary holding the securities on such beneficial owner's behalf objecting to the intermediary disclosing ownership information about the beneficial owner in accordance with such legislation.

If you are an OBO, you received these materials from your intermediary or its agent (such as Broadridge), and your intermediary is required to seek your instructions as to how to vote your subordinate voting shares. Lightspeed has agreed to pay for intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. The voting instruction form that is sent to an OBO by the intermediary or its agent should contain an explanation as to how you can exercise your voting rights, including how to attend and vote directly at the Meeting. Please provide your voting instructions to your intermediary as specified in the enclosed voting instruction form.

BUSINESS OF THE MEETING

Election of Directors

Under the Company's articles, the Board is to consist of a minimum of three and a maximum of 15 directors as determined from time to time by the directors. Currently, the Board consists of seven directors: Patrick Pichette, Dax Dasilva, Jean Paul Chauvet, Marie-Josée Lamothe, Rob Williams, Paul McFeeters and Merline Saintil, all of whom are standing for election at this Meeting. Under the *Canada Business Corporations Act* ("**CBCA**"), a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined in the CBCA. Our articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors so appointed, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors. On September 3, 2020, the Company announced the appointment of Merline Saintil to its Board, which appointment was effective on August 17, 2020. On November 24, 2020, the Company announced the appointment of Manon Brouillette to its Board, which appointment was effective on November 2, 2020. Ms. Brouillette resigned from her role as a member of the Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group.

Nomination Process

The process to nominate the Company's directors is described in the section entitled "Nomination of Directors and Majority Voting Policy" in the Statement of Corporate Governance Practices of this Circular.

Nominees

The following tables include profiles of each director nominee with a description of his or her experience, qualifications, areas of expertise, participation on the Board and its committees, if applicable, ownership of Lightspeed securities, as well as other public company board memberships. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.

Except where authorization to vote with respect to the election of the seven director nominees is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR electing Patrick Pichette, Dax Dasilva, Jean Paul Chauvet, Marie-Josée Lamothe, Rob Williams, Paul McFeeters and Merline Saintil.



Patrick Pichette

Age 58
London, UK
Director since 2018
Independent

Mr. Pichette is a General Partner at Inovia Capital, a Montreal based venture firm, which he joined in April 2018. Mr. Pichette previously served as Senior Vice President and Chief Financial Officer of Google Inc. from August 2008 until May 2015. Prior to joining Google, from January 2001 until July 2008, Mr. Pichette served as an executive officer of Bell Canada Enterprises Inc., including, in his last position, as President, Operations for Bell Canada, and previously as Executive Vice President, Chief Financial Officer, and Executive Vice President of Planning and Performance Management. Prior to joining Bell Canada Enterprises Inc., from 1996 to 2000, Mr. Pichette was a principal at McKinsey & Company. Prior to that, from 1994 to 1996, he served as Vice President and Chief Financial Officer of Call-Net Enterprises Inc., a Canadian telecommunications company. Mr. Pichette has been a member of the board of directors of Twitter, Inc. since December 2017 and serves as its independent chair and the chair of its audit committee. Mr. Pichette was previously a director of Bombardier Inc. from October 2013 to November 2017 and of Amyris, Inc., a renewable products company, from March 2010 to May 2013. Mr. Pichette holds a Master of Arts degree in philosophy, politics, and economics from Oxford University, where he attended as a Rhodes Scholar, and a Bachelor of Arts degree in Business Administration from Université du Québec à Montréal.

Area of Expertise:	Board/Committee Membership	Fiscal 2020 Votes For (%)	Public Board Memberships
Executive Leadership Accounting/Finance Governance/Risk Management Strategy/M&A	Board of Directors, Chair Audit Committee	99.24%	Twitter Inc.

Securities Held as at June 28, 2021				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
-	-	-	-	-



Dax Dasilva

Age 45
Québec, Canada
Director since 2005
Not Independent (Management)

Mr. Dasilva has been the Chief Executive Officer and a director of Lightspeed since he founded the Company in 2005. Under Mr. Dasilva's leadership, Lightspeed has grown into a global business with offices in Canada, the United States, Europe, New Zealand and Australia. Mr. Dasilva has over 20 years of entrepreneurship experience and has received numerous awards and recognitions, including the 2019 Globe and Mail Innovator of the Year, the Ernst & Young Entrepreneur of the Year Award in 2012, Startup Canada's Entrepreneur of the Year Award in 2016 for both Quebec and Canada and Start Proud's Technology Leader Award in 2018. He was named one of the 100 Most Intriguing Entrepreneurs by Goldman Sachs at the 2017 Builders + Innovators Summit. In addition, in 2015, Mr. Dasilva founded Never Apart, a non-profit organization offering creative space for cultural programming with global reach and impact.

Area of Expertise:	Board/Committee Membership	Fiscal 2020 Votes For (%)	Public Board Memberships
Executive Leadership Innovation/Technology Retail/Hospitality Sales Strategy/M&A	Board of Directors	99.98%	-

Securities Held as at June 28, 2021				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
13,929,466	455,870	-	46,895	-



Jean Paul Chauvet

Age 48
Québec, Canada
Director since 2013
Not Independent (Management)

Mr. Chauvet has been our President since 2016. Having joined us in the role of Chief Revenue Officer in 2012, he became a member of our board of directors in 2013. Prior to joining Lightspeed, Mr. Chauvet held various leadership positions at Atex Group across Europe and Asia where his last role was CEO, EMEA. Prior to joining Atex, Mr. Chauvet was the VP, Sales and Marketing of Nstein Technologies and from 2000 to 2005, he was the VP, Sales and Marketing of IXIASOFT Technologies Inc. Mr Chauvet also serves on the boards of directors of Coveo Solutions Inc., a provider of AI-based search technologies which he joined in 2016, and Alaya Care Inc., a cloud-based home care software solutions provider.

Area of Expertise:	Board/Committee Membership	Fiscal 2020 Votes For (%)	Public Board Memberships
Executive Leadership Marketing/Advertising Retail/Hospitality Sales Governance/Risk Management	Board of Directors	99.84%	-

Securities Held as at June 28, 2021				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
1,370	1,045,042	-	41,979	-

Marie-Josée Lamothe



Age 53
Québec, Canada
Director since 2018
Independent

Ms. Lamothe has over 25 years of experience in the competitive digital and consumer products world (Google, L'Oréal, Procter & Gamble, Clairol). She is best noted for her expertise in Global Product Management and Digital Transformation. Ms. Lamothe is the President of Tandem International, an advisory firm specialized in omnichannel profitability. She is also a Professor of Practice at McGill University (Desautels Business Faculty) and the Director of McGill's Dobson Center for Entrepreneurship. From 2014 to 2018, she was a Managing Director at Google Canada and held several executive positions at L'Oréal between 2002 and 2014, from International Marketing Director in France, to Chief Marketing Officer and Chief Corporate Communications Officer in Canada. Ms. Lamothe also serves on the boards of Alimentation Couche-Tard Inc., Desjardins Group, Eddify NDT and Knowlton Development Corporation. Ms. Lamothe was previously a Director of Jean Coutu Group PJC Inc. from July 2016 until the privatization of the company in May 2018. Ms. Lamothe has received many accolades and awards including the Desautels Achievement award by McGill University and was named one of Top 10 Women in Tech in Canada by the Boardlist. She completed INSEAD's, L'Oréal management program in France and earned a dual bachelor's degree in economics and mathematics, with honors, and, more recently, an honoree diploma, both from the University of Montréal.

Area of Expertise:	Board/Committee Membership	Fiscal 2020 Votes For (%)	Public Board Memberships
Executive Leadership Retail/Hospitality Sales Marketing/Advertising Governance/Risk Management	Board of Directors CNG Committee, Chair Risk Committee	99.56%	Alimentation Couche-Tard Inc.

Securities Held as at June 28, 2021				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
10,445	19,614	3,201	-	-



Paul McFeeters

Age 66
Ontario, Canada
Director since 2018
Independent

Mr. McFeeters retired from OpenText in September 2014 where he had served as the Chief Financial Officer since June 2006. Mr. McFeeters has more than thirty years of C-level business experience, including previous employment as Chief Financial Officer of Platform Computing Inc., a grid computing software vendor from 2003 to 2006, and of Kintana Inc., a privately-held IT governance software provider, from 2000 to 2003. Mr. McFeeters also held President and CEO positions at MD Private Trust from 1997 to 2000. Between 1981 and 1996 Mr. McFeeters worked at Municipal Financial Corporation and held various progressive positions there including Chief Financial Officer, Chief Operating Officer, President and Chief Executive Officer. Mr. McFeeters has been a member of the board of directors of Constellation Software Inc., a diversified software company, since October 2014 and serves on its audit committee. From 2015 to August 2019, Mr. McFeeters was a board advisor for Hootsuite, a social media management company. From 2007 to January 2016, Mr. McFeeters was a member of the board of Blueprint Software Systems Inc., an enterprise requirements software solutions provider. Mr. McFeeters holds a B.B.A (Honours) from Wilfrid Laurier University and a MBA from Schulich School of Business at York University and is a Chartered Professional Accountant.

Area of Expertise:	Board/Committee Membership	Fiscal 2020 Votes For (%)	Public Board Memberships
Executive Leadership Accounting/Finance Governance/Risk Management Strategy/M&A	Board of Directors Audit Committee, Chair Risk Committee	99.55%	Constellation Software Inc.

Securities Held as at June 28, 2021				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
250,000	19,614	7,398	-	-



Rob Williams

Age 53
Washington, United States
Director since 2018

Independent

Mr. Williams has over 25 years of leadership experience in eCommerce, retail and SaaS companies. In his near decade at Amazon (2006 to 2015), Mr. Williams held five senior leadership positions on both the Retail and Seller teams. In his last role, Mr. Williams led Amazon's Tier 1 Vendor team for Global Vendor Management. Prior to that, Mr. Williams led three business teams for Amazon's Seller Fulfillment by Amazon (FBA) division: the Seller Reimbursement and Recovery/Liquidations team, the Contact Reduction team, and the Defect Reduction team. Previously, he led the FBA Product Development Roadmap team. Before that role, Mr. Williams led Product Management for Amazon's Competitive Strategy and Negotiations Team. Prior to Amazon, Mr. Williams was on the leadership team of Magnolia Hi-Fi when they were acquired by Best Buy. Mr. Williams was promoted to National Director at Best Buy, where he led Sales Development for the Magnolia Home Theater store within a store project. Mr. Williams was at Magnolia Hi-Fi and Best Buy from September 1994 to June 2006. Prior to that in 1994 he was a criminal prosecutor under the City of Seattle's Trial Advocacy Program. Mr. Williams holds his Bachelor of Arts degree in Business Administration from the University of Washington and his Juris Doctor, Law from the Willamette University College of Law. He is also a guest lecturer on International Business for the University of Washington School of Business Administration and a keynote speaker on how to build a company culture of Disruptive Innovation and consults worldwide on eCommerce, retail and technology. Mr. Williams joined the board of Cymax Group in May 2021.

Area of Expertise:	Board/Committee Membership	Fiscal 2020 Votes For (%)	Public Board Memberships
Executive Leadership Retail/Hospitality Sales Marketing/Advertising Innovation/Technology	Board of Directors Audit Committee CNG Committee	99.97%	-

Securities Held as at June 28, 2021				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
93,915	19,614	4,479	-	-



Merline Saintil

Age 44
California, United States
Director since 2020
Independent

On September 3, 2020, we announced the appointment of Ms. Saintil to our board of directors, which appointment was effective on August 17, 2020. Ms. Saintil has over 20 years of experience as a technology leader and business executive. From April 2019 to February 2020, Ms. Saintil was the Chief Operating Officer, R&D-IT at Change Healthcare, a healthcare technology company. Prior to joining Change Healthcare, Ms. Saintil was a senior executive in the Product & Technology group at Intuit, a software company, from November 2014 to August 2018, where her core responsibilities included driving global strategic growth priorities, leading merger and acquisition integration and divestitures, and leading business operations for nearly half of Intuit's workforce. Prior to Intuit, Ms. Saintil served as Yahoo!'s (prior to its acquisition by Verizon Media) Head of Operations for Mobile & Emerging Products from January 2014 to November 2014. Prior to joining Yahoo!, Ms. Saintil held various roles at Joyent, Inc., a software company, from November 2011 to September 2013, PayPal Holdings Inc., a payments company, from July 2010 to November 2011, Adobe Inc., a software company, from April 2006 to July 2010, and Sun Microsystems (prior to its acquisition by Oracle Corporation) from October 2000 to April 2006. Ms. Saintil serves on the boards of Banner Corporation since March 2017 and ShotSpotter since April 2019. Ms. Saintil received a B.S. in Computer Science from Florida A&M University, an M.S. in Software Engineering Management from Carnegie Mellon University, and has completed Stanford Directors' College and Harvard Business School's executive education program. She is certified in Cybersecurity Oversight by the National Association of Corporate Directors and the Carnegie Mellon Software Engineering Institute.

Area of Expertise:

Executive Leadership
Governance / Risk Management
Innovation / Technology
Sustainability

Board/Committee Membership

Board of Directors
Risk Committee, Chair
CNG Committee

Public Board Memberships

Banner Corporation
Shotspotter

Securities Held as at June 28, 2021				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
-	4,040	823	-	-

Corporate Cease Trade Orders and Bankruptcies

Other than as disclosed below, to the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company's proposed director nominees is, as at the date of this Circular, or has been within the 10 years before the date of this Circular: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days. Ms. Lamothe was a director of Reitmans (Canada) Limited until August 30, 2019 and a director of The Aldo Group Inc. until December 31, 2019. Each of Reitmans (Canada) Limited and The Aldo Group Inc. sought protection from their creditors under the Companies' Creditors Arrangement Act (Canada) on May 19, 2020 and May 6, 2020, respectively.

Individual Bankruptcies

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company's proposed director nominees is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company's proposed director nominees has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Appointment of Auditors

PricewaterhouseCoopers LLP ("**PwC**"), chartered accountants, has served as auditors of the Company since the fiscal year ending on March 31, 2016. In Fiscal 2021, in addition to retaining PwC to report upon the annual consolidated financial statements of the Company, the Company retained PwC to provide various audit, audit-related, and non-audit services.

Under its charter, the audit committee of the Company (the "**Audit Committee**") is required to pre-approve all non-audit services to be performed by the external auditors in relation to the Company, together with approval of the engagement letter for such non-audit services and estimated fees thereof. Additional details regarding the Audit Committee and the above-mentioned fees can be found in the section entitled "Audit Committee" of the Company's annual information form, available under the Company's profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and on the Company's website at investors.lightspeedhq.com.

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of PwC, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit Committee and fixed by the Board.

Approving Name Change

We evaluated our company name and looked for a name that we believe more accurately represents the full scope of services provided by the Company today as we continue to build ourselves as the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences. Therefore, the Company proposes to amend its articles to change its corporate name from Lightspeed POS Inc. to Lightspeed Commerce Inc. We believe our new name, Lightspeed Commerce Inc., will more accurately represent the Company today and going forward.

At the Meeting, shareholders will be asked to consider, and if deemed advisable to pass, with or without variation, a resolution, in the form set out below (the "**Name Change Resolution**"), subject to such amendments, variations or additions as may be approved at the Meeting, in order to effect the Name Change. The Name Change Resolution must be approved by at least 66⅔% of the votes cast by shareholders present virtually or represented by proxy at the Meeting and voting thereon.

If shareholders approve the Name Change, subject to the approval of the TSX, the Company intends to file articles of amendment, in prescribed form pursuant to the CBCA, to effect the legal name change at a date in the future, to be determined by the Board, when it considers it to be in the best interests of the Company to implement the Name Change. The Name Change will become effective on the date shown on the certificate of amendment to be issued pursuant to the CBCA. Notwithstanding the foregoing, even if the Name Change Resolution is approved by shareholders at the Meeting, the Board may elect not to proceed with the Name Change, at its sole discretion.

Except where authorization to vote with respect to the Name Change Resolution is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the Name Change Resolution.

The text of the Name Change Resolution to be submitted to the shareholders at the Meeting is set forth below:

"**BE IT RESOLVED THAT:**

a. The articles of incorporation of Lightspeed POS Inc. (the "**Company**") be amended pursuant to Section 173(1)(a) of the *Canada Business Corporations Act* (the "**Act**") to change the name of the Company from "Lightspeed POS Inc." to "Lightspeed Commerce Inc." (the "**Name Change**");
b. The board of directors of the Company be and is hereby authorized to revoke this special resolution and abandon or terminate the Name Change if determined to be appropriate and in the best interest of the Company to do so without further confirmation, ratification or approval of the shareholders of the Company; and
c. Any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do all such further acts and to execute and deliver all such further documents or instruments as may be required in order to give effect to the foregoing resolutions and all such acts and all such documents or instruments so executed shall be deemed to have been authorized by these resolutions."

COMPENSATION OF DIRECTORS

The Company's director compensation program is designed to attract and retain the most qualified individuals to serve on the Board, while staying aligned with our shareholders' interests.

The Board, through the Compensation, Nominating and Governance Committee (the "**CNG Committee**"), is responsible for reviewing and approving any changes to the directors' compensation arrangements. In consideration for serving on the Board, each director that is not an employee (an "**Outside Director**") will be paid an annual cash retainer and an annual equity retainer, and will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. The Board retains ultimate authority to determine the form and amount of Outside Director compensation.

In connection with the Company's initial public offering in Canada (the "**IPO**") and listing on the TSX in the fiscal year ended March 31, 2019 ("**Fiscal 2019**"), the CNG Committee retained Hugessen Consulting Inc. ("**Hugessen**") as independent advisor to review the compensation of Outside Directors. In its review, Hugessen benchmarked the Company's Outside Director compensation structure against market compensation data gathered from a peer comparator group of public companies with similar attributes to the Company. On this basis, in Fiscal 2019 the CNG Committee established the compensation of Outside Directors. In light of the COVID-19 Pandemic, among other considerations, the CNG Committee decided to not make any increases or other changes to the compensation of Outside Directors for Fiscal 2020 or Fiscal 2021, except to provide for additional compensation for Risk Committee members upon the establishment of that committee.

Annual Retainers

Outside Directors will be entitled to be paid as members of the Board, and, if applicable, as members of any committee of the Board, the following annual retainers:

Position	Type of Fee	Amount per Year
Chair of the Board[1]	Cash Retainer[2]	$55,000
	Equity Retainer[3]	$115,000
Member of the Board	Cash Retainer[2]	$40,000
	Equity Retainer[4]	$80,000
Audit Committee Chair	Cash Retainer[2]	$15,000
Audit Committee Member	Cash Retainer[2]	$7,500
CNG Committee Chair	Cash Retainer[2]	$7,500
CNG Committee Member	Cash Retainer[2]	$4,000
Risk Committee Chair	Cash Retainer[2]	$7,500
Risk Committee Member	Cash Retainer[2]	$4,000

1. The current Chair of the Board, Mr. Pichette, has elected to forego to receive his cash retainer and his equity retainer.
2. Each Board member may elect to receive up to 100% of his or her cash retainer in the form of DSUs.
3. The equity retainer of the Chair of the Board is comprised of $75,000 in the form of DSUs and $40,000 in the form of options.
4. The equity retainer of each non-Chair Board member is comprised of $40,000 in the form of DSUs and $40,000 in the form of options.

The Company does not offer a meeting attendance fee for Board or Committee members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach can be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

The cash retainer and DSU portion of the equity retainer are paid on a quarterly basis with the number of DSUs to be issued based on the volume weighted average trading price on the TSX for the five trading days prior to such issuance. While the DSUs vest immediately, they are only paid out following the director ceasing to be on the Board. The options portion of the equity retainer is paid annually with the number of options to be issued based on the

volume weighted average trading price on the TSX for the five trading days prior to such issuance. Options vest on the date of the first annual meeting of shareholders after their grant date.

Messrs. Dasilva and Chauvet do not and will not receive additional compensation for serving as directors on the Board, in accordance with our policy that executive officers or employees who are also directors do not receive additional compensation for their services as directors.

A summary of the total compensation earned by each Outside Director during Fiscal 2021 can be found in the section entitled "Total Compensation of Outside Directors".

Director Share Ownership Guidelines

The Board has adopted share ownership guidelines pursuant to which each Outside Director is required to own, directly or indirectly, a minimum of securities of the Company representing an amount equivalent in value to four times his or her annual cash retainer, through shares or DSUs (options are not included in the calculation of each Outside Director's share ownership requirements). The value of the securities is based on the greater of the market value of the shares and/or DSUs and the purchase price of the securities. Such ownership must have been achieved within five years of the later of (i) March 22, 2019 and (ii) the date the director was first appointed or elected to the Board, and subsequently be maintained for the duration of his or her tenure as director. After such time, if an Outside Director has not met or falls below the minimum ownership requirement, such director must elect to receive at least 50% of his or her annual cash retainer in the form of DSUs. The Board has resolved to waive the application of the share ownership guidelines to Mr. Pichette for so long as he continues to forego to receive his equity retainer for service on the Board, including as its chair, and its committees.

The below table describes the total equity holdings and compliance with the share ownership guidelines of each Outside Director as of the date hereof:

Name	Subordinate Voting Shares	Stock Options	DSUs	Market Value of Equity[1] ($)	Minimum Ownership Requirement[2] ($)	% of Achievement[3]
Patrick Pichette[4]	-	-	-	-	-	-
Marie-Joseé Lamothe	10,445	19,614	3,201	857,578	206,000	416%
Paul McFeeters	250,000	19,614	7,398	16,176,089	236,000	6,854%
Rob Williams	93,915	19,614	4,479	6,183,537	190,000	3,254%
Merline Saintil	-	4,040	823	51,721	206,000	25%[5]

1. Market value of equity is the sum of (a) the value of subordinate voting shares and (b) the value of DSUs that have not yet been paid out or distributed calculated based on the value of the subordinate voting shares, in each case where the value of the subordinate voting shares is based on a price of C$79.03 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 31, 2021, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021. Stock options are excluded from this calculation since we do not count them towards the calculation of an Outside Director's share ownership requirements.
2. Each Outside Director is required to own, directly or indirectly, a minimum of securities of the Company representing an amount equivalent in value to four times his or her annual cash retainer.
3. The percentage of achievement is calculated by dividing the sum of the market value of DSUs and the greater of (a) the market value of the subordinate voting shares and (b) the purchase price of the subordinate voting shares, then expressing the total as a percentage of the minimum ownership requirement applicable to such Outside Director. Stock options are excluded from the calculation of an Outside Director's share ownership requirements.
4. The Board has resolved to waive the application of the share ownership guidelines to Mr. Pichette for so long as he continues to forego to receive his equity retainer for service on the Board, including as its chair, and its committees.

5. On September 3, 2020, the Company announced the appointment of Ms. Saintil to its board of directors, which appointment was effective on August 17, 2020. Accordingly, Ms. Saintil must achieve the minimum share ownership requirement by August 17, 2025.

Equity Incentive Plan

The Company has adopted the Amended and Restated Omnibus Incentive Plan (as defined below) which allows for a variety of equity-based awards that provide different types of incentives to be granted to directors, executive officers, employees and consultants of the Company, including options, RSUs, PSUs and DSUs, collectively referred to as "awards". Detailed information about the Amended and Restated Omnibus Incentive Plan can be found in the Compensation Discussion and Analysis in the section entitled "Amended and Restated Omnibus Incentive Plan".

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates all outstanding option-based and share-based awards granted to Outside Directors as of March 31, 2021:

Name	Option-Based Awards				Share-Based Awards	
	Number of Securities underlying Unexercised Options(#)[1]	Option Exercise Price ($)	Expiration Date	Value of Unexercised In-the-Money Options[2] ($)	Share Based Awards (#)[3]	Value of Share-Based Awards Not Paid Out or Distributed ($)[4]
Patrick Pichette[5]	-	-	-	-	-	-
Marie-Josée Lamothe	7,500[6] 4,209[7] 3,865[8] 4,040[9]	$5.00 C$16.00 C$43.20 C$39.55	August 3, 2025 March 15, 2026 August 26, 2026 August 18, 2027	433,835 210,961 110,122 126,834	2,820[10]	177,222
Paul McFeeters	7,500[11] 4,209[12] 3,865[13] 4,040[14]	$6.00 C$16.00 C$43.20 C$39.55	November 8, 2025 March 15, 2026 August 26, 2026 August 18, 2027	426,335 210,961 110,122 126,834	6,986[15]	439,033
Rob Williams	7,500[16] 4,209[17] 3,865[18] 4,040[19]	$5.00 C$16.00 C$43.20 C$39.55	August 3, 2025 March 15, 2026 August 26, 2026 August 18, 2027	433,835 210,961 110,122 126,834	4,313[20]	271,049
Manon Brouillette	1,458[21]	C$75.88	December 11, 2027	3,652	190[22]	11,940
Merline Saintil	4,040[23]	C$39.55	August 18, 2027	126,834	442[24]	27,777

1. The options reflected in this column represent grants of options under the 2012 Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan. For a description of the terms of the options granted under the 2012 Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan, see "Equity Incentive Plans".
2. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on March 31, 2021, being C$79.03 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.
3. The awards reflected in this column represent quarterly grants of DSUs under the Amended and Restated Omnibus Incentive Plan. Quarterly DSU grants are made on the first business day immediately following the last day of each fiscal quarter of the Company and are made in respect of services provided by the Outside Director during the preceding fiscal quarter. For a description of the terms of the DSUs granted under the Amended and Restated Omnibus Incentive Plan, see "Equity Incentive Plans".
4. The value of share-based awards that have not yet been paid out or distributed is calculated based on the closing price of the subordinate voting shares on the TSX on March 31, 2021, being C$79.03 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.
5. Mr. Pichette has elected to forego to receive his cash retainer and equity retainer.

6. On August 3, 2018, Ms. Lamothe received a grant of 30,000 options (7,500 options after giving effect to the 4-to-1 consolidation of the Company's common shares which occurred in connection with its IPO) to acquire common shares under the 2012 Legacy Option Plan in connection with her appointment to the Board.
7. On March 7, 2019, Ms. Lamothe received a grant of 4,209 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan in connection with the Company's IPO.
8. On August 26, 2019, Ms. Lamothe received a grant of 3,865 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer.
9. On August 18, 2020, Ms. Lamothe received a grant of 4,040 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer.
10. On April 1, 2020, July 2, 2020, October 1, 2020 and January 4, 2021, Ms. Lamothe received grants of 695, 405, 322 and 144 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. On April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020, Ms. Lamothe received grants of 114, 372, 416 and 352 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer.
11. On November 8, 2018, Mr. McFeeters received a grant of 30,000 options (7,500 options after giving effect to the 4-to-1 consolidation of the Company's common shares which occurred in connection with its IPO) to acquire common shares under the 2012 Legacy Option Plan in connection with his appointment to the Board.
12. On March 7, 2019, Mr. McFeeters received a grant of 4,209 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan in connection with the Company's IPO.
13. On August 26, 2019, Mr. McFeeters received a grant of 3,865 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer.
14. On August 18, 2020, Mr. McFeeters received a grant of 4,040 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer.
15. On April 1, 2020, July 2, 2020, October 1, 2020 and January 4, 2021, Mr. McFeeters received grants of 1,722, 1,002, 797 and 357 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020, Mr. McFeeters received grants of 282, 922, 1,031 and 873 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer.
16. On August 3, 2018, Mr. Williams received a grant of 30,000 options (7,500 options after giving effect to the 4-to-1 consolidation of the Company's common shares which occurred in connection with its IPO) to acquire common shares under the 2012 Legacy Option Plan in connection with his appointment to the Board.
17. On March 7, 2019, Mr. Williams received a grant of 4,209 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan in connection with the Company's IPO.
18. On August 26, 2019, Mr. Williams received a grant of 3,865 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer.
19. On August 18, 2020, Mr. Williams received a grant of 4,040 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer.
20. On April 1, 2020, July 2, 2020, October 1, 2020 and January 4, 2021, Mr. Williams received grants of 695, 405, 322 and 144 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020, Mr. Williams received grants of 250, 815, 911 and 771 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer.
21. On December 11, 2020, Ms. Brouillette received a grant of 1,458 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group.
22. On January 4, 2021, Ms. Brouillette received a grant of 190 DSUs under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer.
23. On August 18, 2020, Ms. Saintil received a grant of 4,040 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer.
24. On October 1, 2020 and January 4, 2021, Ms. Saintil received grants of 154 and 288 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table shows the value of incentive plan awards that vested or were earned for each Outside Director during Fiscal 2021:

Name	Option-based awards - value vested during the year[1] ($)	Share-based awards - value vested during the year[2] ($)
Patrick Pichette[3]	-	-
Marie-Josée Lamothe	-	41,498
Paul McFeeters	-	102,763
Rob Williams	-	41,498
Manon Brouillette[4]	-	12,915
Merline Saintil	-	24,885

1. Represents the value of the potential gains from options that vested during Fiscal 2021. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options vested, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021. Actual value realized will be the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options are exercised.
2. Values are calculated based on the number of units vested and the actual realized sale price of Lightspeed's subordinate voting shares on the TSX (converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021), in each case on the vesting date.
3. Mr. Pichette has elected to forego to receive his cash retainer and equity retainer.
4. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group.

Total Compensation of Outside Directors

The following table shows the total compensation paid to each Outside Director in Fiscal 2021:

Name	Fees Paid ($)	Share Based Awards[1] ($)	Option-Based Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)[7]	Total ($)
Patrick Pichette[3]	-	-	-	-	-	-	
Marie-Josée Lamothe	44,000	40,000	40,000	-	-	-	124,000
Paul McFeeters[4]	-	99,000	40,000	-	-	-	139,000
Rob Williams	47,500	40,000	40,000	-	-	-	127,500
Manon Brouillette[5]	-	13,186	30,000	-	-	-	43,186
Merline Saintil[6]	4,783	24,783	40,000	-	-	9,000	78,566

1. Share-based awards paid during Fiscal 2021 were DSUs granted on April 1, 2020, July 2, 2020, October 1, 2020 and January 4, 2021, respectively. The value of share-based awards paid during Fiscal 2021 is calculated based on the grant date fair value of the awards granted under the Amended and Restated Omnibus Incentive Plan. The grant date fair value of an award is equal to the volume weighted average trading price on the TSX for the five days prior to the grant date and differs from the accounting fair value determined in accordance with *IFRS 2 Share-based* Payment which is calculated based on the closing price of the shares on the TSX on the grant date.
2. Option-based awards paid during Fiscal 2021 were stock options granted on August 18, 2020 (and December 11, 2020 in the case of Ms. Brouillette). The value of option-based awards paid during Fiscal 2021 is calculated based on the grant date fair value of the awards granted under the Amended and Restated Omnibus Incentive Plan, which has been calculated using the Black-Scholes method based on the volume weighted average trading price on the TSX for the five trading days prior to the

grant date. The fair value on the grant date is different from the value determined in accordance with *IFRS 2 Share-based Payment* because the accounting fair value determined in accordance therewith is calculated based on the closing price of the shares on the TSX on the grant date as opposed to the volume weighted average trading price on the TSX for the five trading days prior to the grant date.

3. Mr. Pichette has elected to forego to receive his cash retainer and equity retainer.
4. Mr. McFeeters elected to receive his cash retainer entirely in the form of DSUs.
5. On November 24, 2020, the Company announced the appointment of Ms. Brouillette to its board of directors, which appointment was effective on November 2, 2020. Ms. Brouillette elected to receive her cash retainer paid out in Fiscal 2021 entirely in the form of DSUs. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group.
6. On September 3, 2020, the Company announced the appointment of Ms. Saintil to its board of directors, which appointment was effective on August 17, 2020. During Fiscal 2021, Ms. Saintil received $9,000 in consulting fees, paid or payable in cash, for providing executive leadership coaching and related services to the Company's product and technology team. Ms. Saintil abstained from voting on all matters before the Board from which she would potentially derive consulting fees.
7. None of the Outside Directors are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their fees.

Outside Directors do not receive non-equity incentive plan compensation, pensions or any other compensation. In addition, each Outside Director is reimbursed for reasonable out of pocket expenses.

EXECUTIVE COMPENSATION

Introduction

The following discussion describes our executive compensation philosophy, objectives, policies and practices that apply to the compensation paid to our Chief Executive Officer, President, Chief Financial and Operations Officer, Chief Revenue and Customer Officer, Chief People and Culture Officer and Chief Product Officer of the Company (collectively, the "**named executive officers**" or "**NEOs**"), namely:

- Dax Dasilva, Chief Executive Officer;
- Jean Paul Chauvet, President;
- Brandon Nussey, Chief Financial and Operations Officer;
- Jean-David Saint-Martin, Chief Revenue and Customer Officer;
- Sarah Bettencourt, Chief People and Culture Officer*; and
- Jim Texier, Chief Product Officer**.

Full year compensation is presented in the summary compensation table below. See "Named Executive Officers' Compensation — Summary Compensation Table".

*On May 7, 2021, Ms. Bettencourt departed from the Company.
**On February 4, 2021, we announced that to complement the leadership talent that joined Lightspeed through our recent acquisitions, we restructured our operations along regional and vertical-specific reporting lines in addition to our global functional reporting lines. Mr. Texier left the organization as part of this restructuring.

Overview

Lightspeed operates in a dynamic and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, the Company needs to attract, retain and engage a highly talented team of executive officers. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as foster our culture, which is at the foundation of our success and remains a pivotal part of our everyday operations.

We will continue to evaluate our philosophy and compensation program as circumstances require and plan to continue to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key employee.


Shareholder Return ($)
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Mar 2019
Sept 2019
Mar 2020
Sept 2020
Mar 2021
Lightspeed
S&P 500
S&P/TSX Composite Index

The above graph compares the total shareholder return on a C$100 investment in our subordinate voting shares to the same investment in the S&P 500 Index and the S&P/TSX Composite Index over the same period. In Fiscal 2021 our shares outperformed the broader market as reflected by the S&P 500 Index and the S&P/TSX Composite Index. The above graph shows how a C$100 investment in Lightspeed on March 8, 2019 (the date of our IPO), with a closing share price of C$18.90 on such date, would have grown to approximately C$418 on March 31, 2021, with a closing share price of C$79.03 on such date.

Our compensation program is aimed to ensure that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Lightspeed, a substantial portion of compensation paid to our executive officers is in the form of long-term equity-based incentives such that the overall value of compensation paid to our NEOs is directly affected by our share price, which grew by approximately 415% between March 31, 2020 and March 31, 2021 and by approximately 418% from March 8, 2019 (the date of our IPO) to March 31, 2021. Therefore, there is a strong correlation between the growth trend shown in the share performance graph above and the target and realized compensation levels our NEOs received during the same period. Share price performance, however, is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our NEO compensation decisions.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Lightspeed seeks to attract, retain and engage long-term business builders, who, beyond compensation, are motivated by personal growth and development. Executive officers are expected to show exceptional leadership and consistently demonstrate company values. The compensation framework aims to ensure that a significant component of compensation is comprised of "at-risk" compensation which tracks factors that influence company performance and stakeholder value. Major components include base salary, and short-term and long-term incentive plans.

The Lightspeed executive compensation program is designed to achieve the following objectives:

- provide market-competitive compensation opportunities to attract, retain and motivate high performing and experienced executive officers, whose knowledge, skills and level of impact are critical to our success;
- engage executive officers in the achievement of Lightspeed's business objectives, encouraging teamwork, the building of a high performing organization, and nurturing company values; and
- align the interests of executive officers with those of the Company's stakeholders by providing a meaningful portion of compensation tied to the short-term and long-term objectives of the business.

Compensation Governance

Compensation Risk Oversight

The Board provides regular oversight of Lightspeed's risk management practices, and delegates to the CNG Committee responsibility for the Company's overall compensation philosophy and overseeing matters related to executive and director compensation.

In respect of Fiscal 2021, the CNG Committee and Board concluded that there were no identified risks arising from the Company's compensation policies or practices that are likely to have a material adverse effect on the Company.

The CNG Committee and Board have concluded that the Company has policies and practices to ensure that management does not have incentives to take inappropriate or excessive risks including, among other things, the following:

- an appropriate balance of fixed and variable compensation, and an appropriate weighting of share-based compensation and short- and long-term compensation;
- quantitative and qualitative metrics used to form a balanced scorecard to determine the amount of awards to NEOs under Lightspeed's short-term incentive compensation;
- Board and CNG Committee discretion to adjust the amount, if any, of awards under the Company's short-term incentive programs, to take into account the quality of results and the level of risk required to achieve results;
- a clawback policy (as described below);
- periodic share-based compensation awards with overlapping vesting periods to provide ongoing retention incentives to management and long-term share-based exposure to the risks management undertakes;
- an insider trading policy that prohibits hedging (as described below);
- a comprehensive Code of Conduct and Whistleblower Policy that encourages reporting imprudent corporate behavior; and
- a CNG Committee comprised entirely of independent directors.

Hedging Prohibition

The Company's insider trading policy provides that all insiders of Lightspeed, including its directors and officers, are prohibited from buying, selling or entering into (i) any short sale of securities of Lightspeed, (ii) any put options, call options or other rights or obligations to buy or sell securities of Lightspeed, (iii) any derivative instruments, agreements or securities, the market price, value or payment obligations of which are derived from, referenced to or

based on the value of securities of Lightspeed, and (iv) any other derivative instruments, agreements, arrangements or understandings (commonly known as equity monetization transactions) the effect of which is to alter, directly or indirectly, the director's or officer's economic interest in securities of Lightspeed or economic exposure to the Company.

Clawback Policy

The Company implemented a formal clawback policy concurrently with the closing of the IPO as an additional approach to mitigate compensation risk. The clawback policy enables the Board to require reimbursement of all or a portion of compensation received by an executive officer pursuant to awards made under the Company's short-term and long-term incentive plans upon material financial restatements due to an executive officer engaging in prohibited conduct causing, in whole or in part, the need for the restatement.

Compensation-Setting Process

The CNG Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing the Company's human resources, succession planning, and compensation policies, processes and practices. The CNG Committee also ensures that compensation policies and practices provide an appropriate balance of risk and reward consistent with the Company's risk profile.

The Board has established a written charter for the CNG Committee setting out its responsibilities for administering the Company's compensation programs and reviewing and making recommendations to the Board concerning the level and nature of the compensation payable to the directors and executive officers of the Company. The CNG Committee's oversight will include setting objectives, evaluating performance, and ensuring that total compensation paid to the Company's NEOs and various other key executive officers and key managers is fair, reasonable and consistent with the objectives of the Company's philosophy and compensation program. The CNG Committee is responsible for reviewing and assessing at least annually the performance, effectiveness and contribution of the Board, Board committees and the directors themselves and reporting on such review and assessment to the Board. This shall include a review of the Board's mandate and the charters of each committee thereof. The CNG Committee will also be responsible for overseeing the onboarding of new directors and continuing education programs for the directors of the Company. The full text of the CNG Committee charter can be found at investors.lightspeedhq.com.

At the end of the most recently completed fiscal year, the CNG Committee was composed of three directors, all of whom are independent directors, namely Marie-Josée Lamothe (Chair), Manon Brouillette and Merline Saintil. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group. As of the date of this Circular, the CNG Committee is composed of Marie-Josée Lamothe (Chair), Rob Williams and Merline Saintil. None of the members of the Committee is an acting chief executive officer of another company. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Compensation Consultant

In Fiscal 2021, the Board retained Hugessen, an independent consulting firm, to provide advice in connection with executive officer compensation matters for Fiscal 2021, including, among other things, the following:

- establishing a peer comparator group of public companies with similar attributes to the Company;
- conducting a market review for the purpose of benchmarking executive compensation policies and plans;
- supporting the design of an equity-based, long-term incentive compensation framework for the executive officers of the Company; and
- sizing and structuring the Company's Amended and Restated Omnibus Incentive Plan (as defined below).

All decisions and actions taken by the Board have been based on numerous factors and circumstances, including the information and advice obtained from Hugessen. The Company incurred C$132,554 in fees for services rendered by Hugessen in Fiscal 2021 and no fees in the fiscal year ended March 31, 2020 ("**Fiscal 2020**").

Market Positioning and Benchmarking

As part of the executive compensation review and design process, the CNG Committee established a peer group for Fiscal 2021 (the "**Comparator Group**") to benchmark compensation. The companies forming part of the Comparator Group identified by the Company are expected to reflect the financial situation of Lightspeed as a publicly-listed organization and to have a complexity of operations and technologies comparable to Lightspeed.

The selection criteria used to determine the composition of the Comparator Group are the following:

- companies competing for executive and technical software development talent in North America;
- companies with similar scope and complexity; and
- companies of similar size, measured by revenue and market capitalization.

The companies forming the Comparator Group for Fiscal 2021 meet all or some of the foregoing criteria and are listed below:

Comparator Group	
ACI Worldwide, Inc.	Cardtronics plc
Q2 Holdings, Inc.	SPS Commerce, Inc.
The Descartes Systems Group Inc.	Zuora, Inc.
Bill.com Holdings, Inc.	Everi Holdings Inc.
EVERTEC, Inc.	EVO Payments, Inc.
SailPoint Technologies Holdings, Inc.	Cass Information Systems, Inc.
Kinaxis Inc.	

This Comparator Group, potentially supplemented by other sources of competitive pay information, is an important input in establishing compensation levels and structure for Fiscal 2021 and beyond. The CNG Committee, in accordance with its compensation philosophy, will periodically assess how competitive compensation is in order to make compensation-related decisions.

Principal Elements of Compensation

The compensation of the Company's executive officers includes three major elements: (i) base salary; (ii) short-term incentives, consisting of annual bonuses or, for certain employment categories, commission-based payments; and (iii) long-term equity incentives, consisting of awards under our equity incentive plans. Perquisites and personal benefits are not a significant element of compensation of the executive officers of the Company. We provide benefit programs, including health, dental, life and disability insurance benefits as well as retirement savings plans with matching contributions up to a specified cap, on the same terms to all employees, including our NEOs. Certain of our executive officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance.

Base Salary

Base salary is provided as a fixed source of compensation for the Company's executive officers. Base salaries for executive officers are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions and the market demand for such executive officers, and internal fairness. An executive officer's base salary is determined by taking into consideration the executive officer's total compensation package and the Company's overall compensation philosophy.

Adjustments to base salaries will be determined annually and base salaries may be increased based on factors such as the executive officer's success in meeting or exceeding individual objectives and an assessment of the competitiveness of the then-current compensation. Additionally, base salaries can be adjusted as warranted

throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer's role or responsibilities, as well as to maintain market competitiveness.

Short-Term Incentive Compensation

The NEOs of the Company and other executive officers are eligible for annual bonuses or commission-based compensation, depending on employee function. Annual bonuses and commission plans are designed to motivate executive officers to meet the Company's business and financial objectives generally and annual financial performance targets in particular.

The following table shows the percentage of salary payable for Fiscal 2021 for on-target short-term incentives:

Name	Base Salary (C$)	On-target short-term incentive eligbility (% of base salary)	On-target short-term incentive eligbility (C$)
Dax Dasilva	C$500,000	50%	C$250,000
Jean Paul Chauvet	C$350,000	100%	C$350,000
Brandon Nussey	C$400,000	37.5%	C$150,000
Jean-David Saint-Martin	C$225,000	100%	C$225,000
Sarah Bettencourt	C$340,000	25%	C$85,000
Jim Texier	C$350,000	85.7%	C$300,000

On account of his short-term incentive compensation for Fiscal 2021, our CEO, Mr. Dasilva, was granted a fixed number of performance-vesting stock options (the "**Performance Options**") with a value equal to half of his then-current annual base salary of C$500,000 (before taking into account Mr. Dasilva's voluntary base salary reduction in response to the global pandemic caused by COVID-19). The Performance Options vest, upon the CNG Committee's determination, in its sole discretion, as to Mr. Dasilva's satisfaction of the performance criteria established therefor by the CNG Committee and in the number determined by the CNG Committee based on such satisfaction. This determination must be made prior to June 30, 2021 and any Performance Options that remain unvested from the grant after such determination by the CNG Committee are automatically cancelled and forfeited. As such, if the CNG Committee determined that Mr. Dasilva did not satisfy any of the performance criteria for the Performance Options, all of the Performance Options would be automatically cancelled and forfeited resulting in no payout to Mr. Dasilva. Detailed information about the performance criteria established by the CNG Committee for the Performance Options can be found in the Compensation Discussion and Analysis in the section entitled "CEO Performance-Based Compensation".

The short-term incentives are paid for other NEOs based on the Company's achievements against revenue, adjusted EBITDA and new monthly recurring revenue targets, each of which targets are equally weighted in the determination of short-term incentive payouts. Notwithstanding the achievement of the aforementioned metrics, the CNG Committee may override such target amounts in its discretion, including if the Company's Employee Net Promoter Score (eNPS) or Net Promoter Score (NPS) fall below certain targeted thresholds. As with the Performance Options, if the CNG Committee determined that the other NEOs did not sufficiently satisfy the performance criteria for their short-term incentives, the NEOs would receive no payout in respect of such short-term incentives. For Fiscal 2021, the CNG Committee determined, based on the satisfaction of the aforementioned performance criteria, to pay the NEOs (excluding Mr. Dasilva and Ms. Bettencourt) short-term incentive compensation amounting to approximately 105.18% of their respective target eligibility.

Long-Term Incentive Compensation

Equity-based awards are a variable element of compensation that allows the Company to incentivize and retain its executive officers for their sustained contributions to the Company. Equity awards reward performance and continued employment by an executive officer, with associated benefits to us of attracting and retaining employees. We believe that options, restricted share units ("**RSUs**") and performance share units ("**PSUs**") provide executive officers with a strong link to long-term corporate performance and the creation of shareholder value. See "Equity Incentive Plans" below for vesting, settlement and other terms of such awards. In connection with the grants of equity-based awards, the CNG Committee determines the grant size and terms, taking into consideration among other things previous grants awarded, to be recommended to the Board. As part of their annual review of the Company's compensation practices, the CNG Committee and the Board determine the precise structure of long-term incentive compensation both in terms of quantum and instrument mix. For Fiscal 2021, the NEOs of the Company and other executive officers each received long-term incentive compensation grants comprised half of stock options and half of RSUs.

CEO Share Ownership Guidelines

The Board has adopted share ownership guidelines with effect as of May 29, 2019 pursuant to which the CEO is required to own, directly or indirectly, a minimum of securities of the Company representing an amount equivalent in value to five times his or her annual base salary, through subordinate voting shares or restricted share units (options are not included in the calculation of the CEO's share ownership requirements), such ownership to be achieved within five years of the later of (i) the date these guidelines were adopted by the Board, (ii) the date the CEO was first appointed to the role of CEO, and (iii) solely with respect to any increase in the base salary of the CEO, the date such increase is effective. While at the time of the adoption of the CEO share ownership guidelines by the Board, our CEO, Mr. Dasilva, was earning an annual base salary of C$500,000, Mr. Dasilva agreed to a temporary and voluntary reduction of his annual base salary to C$0 in response to the global pandemic caused by COVID-19, which voluntary reduction was retroactive to January 1, 2020. Notwithstanding this voluntary reduction in his base salary, Mr. Dasilva continues to own, directly or indirectly, 13,929,466 subordinate voting shares of the Company, putting him in excess of five times the annual base salary to which he was entitled at the time of the adoption of the CEO share ownership guidelines.

The below chart sets out the total market value of the equity owned, directly or indirectly, by Mr. Dasilva as of March 31, 2021.

Multiple of Base Salary[1]	Minimum Equity Ownership Level Required[1] ($)	Subordinate Voting Shares	Market Value of Subordinate Voting Shares[2]	Stock Options	Market Value of Unexercised In-the-Money Options[3] ($)	RSUs	Market Value of RSUs[2] ($)	Market Value of Equity[4] ($)	% of Achievement[5]
5x	1,988,000	13,929,466	875,392,499	148,579[6]	2,227,033	31,485[7]	1,978,664	877,371,163	44,133%

1. Represents five times Mr. Dasilva's base salary of C$500,000 (before taking into account Mr. Dasilva's voluntary base salary reduction in response to the global pandemic caused by COVID-19) converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.
2. Based on a price of C$79.03 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 31, 2021, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.
3. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on March 31, 2021, being C$79.03 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.
4. Market value of equity is the sum of (a) the value of subordinate voting shares and (b) the value of RSUs that have not yet been paid out or distributed calculated based on the value of the subordinate voting shares, in each case where the value of the subordinate voting shares is based on a price of C$79.03 per subordinate voting share, being the closing price of the

subordinate voting shares on the TSX on March 31, 2021, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021. Stock options are excluded from this calculation since we do not count them towards the calculation of the CEO's share ownership guidelines.

5. The percent of achievement is calculated by dividing the market value of Mr. Dasilva's subordinate voting shares and RSUs by five times his annual salary of C$500,000 (before taking into account Mr. Dasilva's voluntary base salary reduction in response to the global pandemic caused by COVID-19), then expressing the total as a percentage of the minimum ownership requirement applicable to the CEO. Stock options are excluded from the calculation of the CEO share ownership requirements.
6. On June 1, 2020, Mr. Dasilva received grants of (a) 46,477 options to acquire subordinate voting shares at an exercise price of C$33.39 per subordinate voting share as part of his annual long-term incentive plan grant, and (b) 23,238 performance-vesting options to acquire subordinate voting shares at an exercise price of C$33.39 per subordinate voting share as his annual short-term incentive plan. See "Executive Compensation – Compensation Discussion and Analysis – Principal Elements of Compensation – Short-Term Incentive Compensation" for a description of the performance-vesting stock options.
7. On June 1, 2020, Mr. Dasilva received a grant of 14,973 RSUs as part of his annual long-term incentive plan grant.

Equity Incentive Plans

In 2012, the Company established its 2012 option plan (which was amended in 2015, 2019 and 2021) (the "**2012 Legacy Option Plan**"). In 2016, in connection with the grant of options to two senior executives of the Company, the Company established its 2016 option plan (which was amended in 2019) (the "**2016 Legacy Option Plan**" and, together with the 2012 Legacy Option Plan, the "**Legacy Option Plans**"). As of the end of Fiscal 2021, there were no options outstanding under the 2016 Legacy Option Plan.

The Legacy Option Plans were amended concurrently with the closing of the IPO such that outstanding options granted thereunder are exercisable for subordinate voting shares and no further awards can be made under the Legacy Option Plans. At the same time, the Company adopted an omnibus incentive plan which allows the Board to grant long-term equity-based awards to eligible participants. This omnibus incentive plan was amended and restated on November 18, 2019 to give effect to certain housekeeping amendments. The omnibus incentive plan was amended and restated on September 7, 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of subordinate voting shares of the Company which may be reserved and set aside for issuance under such plan and the Legacy Option Plans were changed from a fixed number of subordinate voting shares to a maximum aggregate number of subordinate voting shares equal to 15% of all subordinate voting shares issued and outstanding from time to time on a non-diluted basis (the "**Amended and Restated Omnibus Incentive Plan**").

On February 17, 2020, the Company adopted a sub-plan to the Amended and Restated Omnibus Incentive Plan to facilitate future grants of awards to persons resident in the United Kingdom (the "**UK Sub-Plan**").

On June 1, 2020 the Board exercised its discretion under the Amended and Restated Omnibus Incentive Plan to amend: (i) the vesting schedules of 574,460 options granted on August 26, 2019, November 18, 2019 and February 28, 2020 to eligible participants, such that 20% of the options vest on the first anniversary of their respective grant date, 50% of the options vest in equal monthly installments on each of the next 24 monthly anniversaries of the grant date, and the remaining 30% of the options vest in equal monthly installments on each of the next 12 monthly anniversaries of the grant date; (ii) the performance criteria for vesting of an aggregate of 56,482 PSUs granted on February 28, 2020 to 4 non-insider employees that are eligible participants, such that a portion of these PSUs would vest upon the satisfaction of milestones relating to marketing and product integrations; and (iii) RSU agreements of an aggregate of 72,636 RSUs previously granted to eligible participants, to clarify the settlement date of these granted RSUs such that participants may request a settlement date for any number of vested RSUs by requesting settlement on the participant's desired settlement date using the equity platform facilities provided from time to time by the Company, subject to certain conditions including acceptance of the request by the Company.

On February 3, 2021, the Board exercised its discretion under the Amended and Restated Omnibus Incentive Plan to amend the vesting schedules and extend the expiry date of certain options and RSUs granted to Mr. Texier.

On February 10, 2021, the Board exercised its discretion under the 2012 Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan to amend certain definitions.

The TSX has confirmed that the above-mentioned amendments are in compliance with the amendment provisions of the 2012 Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan, and that these amendments do not require security holder approval.

On November 25, 2020, the Company acquired ShopKeep Inc. and its affiliates ("**ShopKeep**") pursuant to an Agreement and Plan of Merger and Reorganization (the "**Merger Agreement**") dated November 4, 2020, as amended on November 24, 2020, by and among Lightspeed, Harmony Merger Sub Inc., Lightspeed Commerce USA Inc., ShopKeep Inc. and Shareholder Representative Services LLC (the "**ShopKeep Acquisition**"). Pursuant to the ShopKeep Acquisition, the Company assumed ShopKeep's Amended and Restated 2011 Stock Option and Grant Plan (as may be amended from time to time, the "**ShopKeep Plan**") and each outstanding option to purchase ShopKeep common stock under the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's subordinate voting shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 subordinate voting shares were reserved under the ShopKeep Plan. Immediately prior to the ShopKeep Acquisition, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for subordinate voting shares and no further awards can be made under the ShopKeep Plan.

In addition to the Amended and Restated Omnibus Incentive Plan, the ShopKeep Plan and the Legacy Option Plans, the Company has granted equity-based awards without shareholder approval in compliance with an allowance under the rules of the TSX as an inducement for such individuals to enter into a contract of full-time employment with the Company. In connection with Mr. Jim Texier joining the Company as Chief Product Officer, on August 19, 2019, he received grants of (a) 300,000 options to acquire subordinate voting shares at an exercise price of C$41.01 per subordinate voting share and (b) 4,877 RSUs. In connection with Mr. Adrian Valeriano joining the Company as Senior Vice President and Managing Director of EMEA, on February 28, 2020, he received a grant of 200,000 options to acquire subordinate voting shares at an exercise price of C$35.45 per subordinate voting share. In connection with Mr. Eric Levac joining the Company as VP of Information Technology, on August 18, 2020, he received grants of (a) 14,724 options to acquire subordinate voting shares at an exercise price of C$39.55 per subordinate voting share and (b) 4,854 RSUs. In connection with Ms. Bettencourt joining the Company as SVP, People and Culture (Ms. Bettencourt was thereafter promoted to Chief People and Culture Officer), on August 18, 2020, she received grants of (a) 161,734 options to acquire subordinate voting shares at an exercise price of C$39.55 per subordinate voting share and (b) 3,868 RSUs. In connection with Mr. Steve Midgley joining the Company as EVP, Customers, on February 18, 2021, he received a grant of 150,000 options to acquire subordinate voting shares at an exercise price of C$91.63 per subordinate voting share. The foregoing awards are subject to the terms and conditions of the Amended and Restated Omnibus Incentive Plan, though a separate share reserve is maintained for issuances in connection with the exercise or settlement of such awards.

Amended and Restated Omnibus Incentive Plan

The Amended and Restated Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to our directors, executive officers, employees and consultants, including options, RSUs, PSUs and deferred share units ("**DSUs**"), collectively referred to as "awards". The Board will initially be responsible for administering the Amended and Restated Omnibus Incentive Plan and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the Amended and Restated Omnibus Incentive Plan.

The Board, in its sole discretion, from time to time designates the directors, executive officers, employees and consultants to whom awards shall be granted and determine, if applicable, the number of subordinate voting shares to be covered by such awards and the terms and conditions of such awards.

As at June 28, 2021, subordinate voting shares issuable pursuant to equity-based awards granted to employees and other eligible participants, excluding directors and executive officers of the Company, represented approximately 75.05% of the total number of subordinate voting shares issuable pursuant to all outstanding equity-based awards of the Company under the Amended and Restated Omnibus Incentive Plan, the ShopKeep Plan and the Legacy Option Plans. During Fiscal 2021, employees and other eligible participants, excluding directors and executive officers of the

Company, received equity-based awards pursuant to which were issuable subordinate voting shares representing approximately 78% of the total number of subordinate voting shares issuable pursuant to all equity-based awards of the Company granted in Fiscal 2021. In addition, the Company expects to continue to allocate a meaningful proportion of its equity-based awards to broad-based employees other than directors and executive officers of the Company as part of the Company's ongoing annual granting activities and this is a core part of the Company's compensation philosophy.

Shares Reserved for Issuance

The number of subordinate voting shares reserved for issuance under the Amended and Restated Omnibus Incentive Plan and the Legacy Option Plans, collectively, may not in the aggregate exceed 15% of the number of issued and outstanding subordinate voting shares of the Company. The Company reserved 1,226,214 subordinate voting shares for issuance under the ShopKeep Plan. In Fiscal 2021, an aggregate of 3,245,919 awards were granted under the Omnibus Incentive Plan or without shareholder approval in compliance with an allowance under the rules of the TSX as an inducement for certain individuals to enter into a contract of full-time employment with the Company, representing 2.5% of the issued and outstanding subordinate voting shares of the Company as of March 31, 2021. Subordinate voting shares underlying options terminated, surrendered or cancelled under the Legacy Option Plans are available for issuance under the Amended and Restated Omnibus Incentive Plan. If an outstanding award under the Legacy Option Plans or the Amended and Restated Omnibus Incentive Plan expires or is terminated, surrendered or cancelled for any reason without having been exercised or settled in full, or if subordinate voting shares acquired pursuant to an award subject to forfeiture are forfeited, the subordinate voting shares covered by such award, if any, will again be available for issuance under the Amended and Restated Omnibus Incentive Plan. Subordinate voting shares will not be deemed to have been issued pursuant to the Amended and Restated Omnibus Incentive Plan with respect to any portion of an award that is settled in cash.

The following table sets out the annual burn rate for Fiscal 2021 for each of the Amended and Restated Omnibus Incentive Plan, the ShopKeep Plan and the equity incentive plans not approved by security holders:

Burn Rate[1]	March 31. 2021
Amended and Restated Omnibus Incentive Plan	2.77%
ShopKeep Plan	1.17%[3]
Equity Incentive Plans not Approved by Securityholders[2]	0.32%

1. The burn rates in the above table represent the number of equity incentives granted under the respective plans during Fiscal 2021 divided by the weighted average number of subordinate voting shares issued and outstanding for Fiscal 2021.
2. The foregoing awards are subject to the terms and conditions of the Amended and Restated Omnibus Incentive Plan, though the awards were granted without shareholder approval in compliance with an allowance under the rules of the TSX as an inducement for such individuals to enter into a contract of full-time employment with the Company.
3. Reflects the number of equity incentives assumed under the ShopKeep Plan, divided by the weighted average number of subordinate voting shares issued and outstanding for Fiscal 2021. The ShopKeep Plan was assumed in connection with the ShopKeep Acquisition. Immediately prior to the ShopKeep Acquisition, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for subordinate voting shares and no further awards can be made under the ShopKeep Plan.

Insider Participation Limit

The aggregate number of subordinate voting shares issuable to insiders and their associates at any time under the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plans, the ShopKeep Plan or any other proposed or established share compensation arrangement, shall not exceed 10% of the issued and outstanding subordinate voting shares, and the aggregate number of subordinate voting shares issued to insiders and their associates under the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plans, the ShopKeep Plan or any other proposed or established share compensation arrangement within any one-year period shall not exceed 10% of the issued and outstanding subordinate voting shares.

Non-Employee Director Participation Limit

The aggregate number of subordinate voting shares issuable to non-employee directors at any time under the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plans or any other proposed or established share compensation arrangement, shall not exceed 1% of the issued and outstanding subordinate voting shares.

Options

All options granted under the Amended and Restated Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the market price of the subordinate voting shares on the date of the grant. For purposes of the Amended and Restated Omnibus Incentive Plan, the market price of the subordinate voting shares as at a given date shall be the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days before such date.

Subject to any vesting conditions set forth in a participant's grant agreement, an option shall be exercisable during a period established by the Board which shall not be more than ten years from the grant of the option. The Amended and Restated Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period. The Board may, in its discretion, provide for procedures to allow a participant to elect to undertake a "cashless exercise" or a "net exercise" in respect of options.

Share Units

The Board is authorized to grant RSUs, PSUs and DSUs evidencing the right to receive subordinate voting shares (issued from treasury or purchased on the open market), cash based on the value of a subordinate voting share or a combination thereof at some future time to eligible persons under the Amended and Restated Omnibus Incentive Plan. Although DSUs may be available for grant to directors, executive officers, employees and consultants, the Company currently only grants DSUs as a form of non-executive director compensation.

RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards will be set out in the participant's grant agreement.

Subject to the achievement of the applicable vesting conditions, the payout of an RSU or PSU will generally occur on the settlement date. The payout of a DSU will generally occur upon or following the participant ceasing to be a director, executive officer, employee or consultant of the Company, subject to satisfaction of any applicable conditions.

Dividend Share Units

If, as the case may be, dividends (other than share dividends) are paid on the subordinate voting shares, additional share unit equivalents ("**Dividend Share Units**") will be automatically granted to each participant who holds RSUs, PSUs or DSUs on the record date for such dividends, and be subject to the same vesting or other conditions applicable to the related RSUs, PSUs or DSUs, as applicable.

Adjustments

In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the subordinate voting shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Amended and Restated Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities

subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

Change of Control

A participant's grant agreement or any other written agreement between a participant and us may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. In the event of a change of control, the Board will have the power, in its sole discretion, to modify the terms of the Amended and Restated Omnibus Incentive Plan and/ or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a change of control. In such circumstances, the Board shall be entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such change of control, and/or permit participants to conditionally exercise awards.

The Board may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted or that the period relating to RSUs and PSUs does not exceed three years.

Trigger Events

The Amended and Restated Omnibus Incentive Plan provides that upon the termination for cause of a participant, any awards granted to such participant, whether vested or unvested, shall automatically terminate. The Amended and Restated Omnibus Incentive Plan further provides that upon a participant the termination without cause of a participant, or upon the resignation or retirement of a participant, (i) the Board may determine, in its sole discretion, that a portion of the PSUs, RSUs and/or DSUs granted to such participant shall immediately vest and be settled, (ii) all unvested option shall be forfeited, and (iii) vested options shall remain exercisable until the earlier of 90 days (30 days for a resignation or retirement) after the termination date or the expiry date of the options. Finally, upon a participant's termination of employment as a result of death or disability, (i) all rights, title and interest in the options granted to such participant which are unvested will continue to vest in accordance with the terms of the Amended and Restated Omnibus Incentive Plan and the participant's grant agreement, for a period of up to two years, (ii) vested options (including such options that vest during the period following the termination date) will remain exercisable until the earlier of (A) two years after the termination date, and (B) the expiry date of the options, and (iii) a portion of PSUs, RSUs and/or DSUs granted to the participant will immediately vest and be settled, as determined by the Board and subject to certain exceptions.

Amendments and Termination

The Board is entitled to suspend or terminate the Amended and Restated Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Amended and Restated Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the TSX, the NYSE or any other regulatory body having authority over the Company, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Amended and Restated Omnibus Incentive Plan, provided however, subject to any applicable rules of the TSX or the NYSE, the Board may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Amended and Restated Omnibus Incentive Plan or any outstanding award:

- any amendment to the vesting provisions, if applicable, or assignability provisions of awards;
- any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award;
- any amendment regarding the effect of termination of a participant's employment or engagement;

- any amendment to the terms and conditions of grants of PSUs, RSUs or DSUs, including the performance criteria, as applicable, the type of award, grant date, vesting periods, settlement date and other terms and conditions with respect to the awards;
- any amendment which accelerates the date on which any award may be exercised or payable, as applicable, under the Amended and Restated Omnibus Incentive Plan;
- any amendment to the definition of an eligible participant under the Amended and Restated Omnibus Incentive Plan (other than with respect to eligible participants who are eligible to receive an award of options issued under the Amended and Restated Omnibus Incentive Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986);
- any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body;
- any amendment of a "housekeeping" nature, including, without limitation, to clarify the meaning of an existing provision of the Amended and Restated Omnibus Incentive Plan, correct or supplement any provision of the Amended and Restated Omnibus Incentive Plan that is inconsistent with any other provision of the Amended and Restated Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Amended and Restated Omnibus Incentive Plan;
- any amendment regarding the administration of the Amended and Restated Omnibus Incentive Plan;
- any amendment to add a provision permitting the grant of awards settled otherwise than with shares issued from treasury;
- any amendment to add a cashless exercise feature or net exercise procedure;
- any amendment to add a form of financial assistance; and
- any other amendment that does not require the approval of the holders of subordinate voting shares pursuant to the amendment provisions of the Amended and Restated Omnibus Incentive Plan.

For greater certainty, the Board is required to obtain shareholder approval to make the following amendments:

- any increase in the maximum number of subordinate voting shares issuable pursuant to the Amended and Restated Omnibus Incentive Plan;
- except for adjustments permitted by the Amended and Restated Omnibus Incentive Plan, any reduction in the exercise price of an option or any cancellation of an option and replacement of such option with an option with a lower exercise price, to the extent such reduction or replacement benefits an insider;
- any extension of the term of an award beyond its original expiry date, to the extent such amendment benefits an insider;
- any increase in the maximum number of subordinate voting shares that may be issuable to insiders pursuant to the insider participation limit;
- any amendment which (i) increases the maximum number of shares that may be issuable upon exercises of options issued under the Amended and Restated Omnibus Incentive Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986 or (ii) which modifies the definition of eligible participant used for purposes of determining eligibility for the grant of an incentive stock option; and
- any amendment to the amendment provisions of the Amended and Restated Omnibus Incentive Plan.

Except as specifically provided in a grant agreement approved by the Board, awards granted under the Amended and Restated Omnibus Incentive Plan are generally not transferable other than by will or the laws of succession. The Company currently does not provide any financial assistance to participants under the Amended and Restated Omnibus Incentive Plan.

Legacy Option Plans

The Company has previously granted options to acquire common shares to certain directors, officers, employees and consultants under the Legacy Option Plans. The terms and conditions of the Legacy Option Plans are substantially identical, save for certain minor variations in respect of, notably, eligible participants, shares reserved for issuance and change of control provisions. The Legacy Option Plans were amended such that options to acquire common shares constitute options to purchase an equal number of subordinate voting shares at the same exercise price, once

applicable options are otherwise vested and exercisable. The following discussion is qualified in its entirety by the full text of the Legacy Option Plans. No additional options will be granted under the Legacy Option Plans.

The 2012 Legacy Option Plan allows for the grant of options to the directors, officers, full-time, part-time and contract employees and consultants of the Company and its affiliates. The 2016 Legacy Option Plan only allows for the grant of options to directors and officers. The Board is responsible for administering the Legacy Option Plans and may delegate its responsibilities to a committee thereof. Under the Legacy Option Plans, the Board has the sole and complete authority, in its discretion, to determine the individuals to whom options may be granted and to grant options in such amounts and, subject to the provisions of the Legacy Option Plans, on such terms and conditions as it determines including: (i) the time or times at which options may be granted, (ii) the exercise price, (iii) the time or times when each option becomes exercisable and the duration of the exercise period (provided however that the exercise period may not exceed 10 years), (iv) whether restrictions or limitations are to be imposed on the shares underlying options and the nature of such restrictions or limitations and (v) any acceleration of exercisability or waiver of termination regarding any option.

Unless otherwise specified by the Board, an option granted under the Legacy Option Plans expires on the seventh anniversary of the grant, provided however that the maximum exercise period for an option cannot exceed ten years after the date of grant. Unless otherwise specified by the Board, under the 2012 Legacy Option Plan, 25% of an option grant will vest on each of the first, second, third and fourth anniversary of the grant date, whereas under the 2016 Legacy Option Plan, 25% of an option grant will vest on the first anniversary of the grant date and a fraction equal to 1/48th of the balance will vest on the first day of each calendar month following the first anniversary of the grant date.

Adjustments

The Legacy Option Plans also provide that, in connection with a subdivision or consolidation of shares of the Company or any other capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or an amalgamation, combination, merger or other reorganization involving the Company by exchange of subordinate voting shares, including by sale or lease of assets or otherwise the Board may make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end.

Trigger Events; Change of Control

The Legacy Option Plans provides that certain events, including termination for cause, termination without cause, retirement, disability or death, may trigger forfeiture or reduce the exercise period, where applicable, of the option, subject to the terms of the participant's agreement. The Board may, in its discretion, at any time prior to or following such events, permit the exercise of any or all options held by the participant in the manner and on the terms authorized by the Board. In the event of certain change of control transactions, the Board may (i) provide that all outstanding vested options shall be cancelled and terminated and that in connection therewith, participants will receive a cash payment equal to the difference, if any, between the consideration received by the shareholders of the Company in respect of a share in connection with such transaction and the purchase price per share, multiplied by the number of options held, (ii) extend the exercise period of outstanding vested options (but not beyond 10 years from the grant date), (iii) terminate any outstanding unvested options, (iv) accelerate the vesting of any or all outstanding options, (v) accelerate the vesting of any or all outstanding options and provide that such options are fully vested and conditionally exercisable upon (or prior to) the completion of the transaction, or (vi) take such steps as are necessary or desirable to cause the conversion or exchange of any outstanding options into substitute or replacement options of similar value or greater value from, or the assumption of outstanding options by, the entity participating in or resulting from the transaction. The 2016 Legacy Option Plan further provides that if at any time between the time the Company enters into a definitive agreement providing for a change of control and the closing thereof, or within 12 months thereafter, the participant is terminated without cause or resigns for good reason, 100% of the options held by such participant will accelerate and be deemed vested and exercisable, subject to the participant's continuing compliance with his or her obligations to the Company. Upon a change of control, any vested options granted under the 2016 Legacy Option Plan will be sold or exchanged (or exercised and the shares issued on such exercise will be

sold or exchanged) for substantially the same consideration as the shares for which the options are exercised, subject to appropriate adjustments to account for the exercise price thereof.

Amendments and Termination

The Board may, without notice, at any time from time to time, amend, suspend or terminate the Legacy Option Plans or any provisions thereof in such respects as it, in its sole discretion, determines appropriate, except that it may not without the consent of the participant (or the representatives of his or her estate) alter or impair any rights or obligations arising from any option previously granted to such participant under the Legacy Option Plans that remains outstanding.

Options granted under the Legacy Option Plans are generally not transferable other than to limited permitted assigns. The Company currently does not provide any financial assistance to participants under the Legacy Option Plans.

ShopKeep Plan

The ShopKeep Plan allows for non-qualified stock options and incentive stock options (collectively, "**ShopKeep Options**") to acquire the Company's subordinate voting shares to be granted to directors, executive officers, employees, consultants and other key persons of ShopKeep. The Board will initially be responsible for administering the ShopKeep Plan and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the ShopKeep Plan.

The Company has previously granted ShopKeep Options to certain directors, executive officers, employees, consultants and other key persons under the ShopKeep Plan. No additional options will be granted under the ShopKeep Plan.

ShopKeep Options

Subject to any vesting conditions set forth in a participant's grant agreement, a ShopKeep Option shall be exercisable during a period established by the Board which shall not be more than ten years from the grant of the ShopKeep Option. The ShopKeep Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

All ShopKeep Options granted under the ShopKeep Plan have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the market price of the subordinate voting shares on the date of the grant. For purposes of the ShopKeep Plan, the market price of the subordinate voting shares as at a given date shall be the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days before such date.

Adjustments

The ShopKeep Plan also provides that, in connection with any reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the Company's share capital, the Company's outstanding subordinate voting shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of Lightspeed, or additional subordinate voting shares or new or different shares or other securities of Lightspeed or other non-cash assets are distributed with respect to such subordinate voting shares or other securities, in each case, without the receipt of consideration by Lightspeed, or, if, as a result of any merger or consolidation, or sale of all or substantially all of the assets of Lightspeed, the outstanding subordinate voting shares are converted into or exchanged for other securities of Lightspeed or any successor entity, the Board shall make an appropriate and proportionate adjustment in (i) the maximum number of subordinate voting shares reserved for issuance under the ShopKeep Plan, (ii) the number and kind of subordinate voting shares or other securities subject to any then outstanding awards under the ShopKeep Plan, (iii) the repurchase price, if any, per subordinate voting share subject to each outstanding award, and (iv) the exercise price for each subordinate voting share subject to any

then outstanding ShopKeep Option under the ShopKeep Plan, without changing the aggregate exercise price as to which such ShopKeep Options remain exercisable.

Trigger Events; Change of Control

Any portion of a ShopKeep Option that is not vested and exercisable on the date of termination of a participant shall immediately expire. Once any portion of the ShopKeep Option becomes vested and exercisable, the participant's right to exercise such portion of the ShopKeep Option in the event of a termination of the participant shall continue until the earliest of: (i) the date which is: (A) 12 months following the date on which the participant is terminated due to death or disability, or (B) three months following the date on which the participant is terminated if the termination is due to any reason other than death or disability, or (ii) the expiration date set forth in the applicable award agreement; provided that an award agreement may provide that if a participant is terminated for cause, the ShopKeep Option shall terminate immediately upon the date of the participant's termination and shall not thereafter be exercisable.

In the case of a dissolution or liquidation of the Company, sale of all or substantially all of the Company's assets to an unrelated party, or certain change of control transactions (collectively, "**Sale Events**"), the ShopKeep Plan and all ShopKeep Options issued thereunder shall terminate unless assumed or continued by the successor entity, subject to certain conditions. In the event of the termination of the ShopKeep Plan and all outstanding ShopKeep Options pursuant to a Sale Event, each holder of ShopKeep Options shall be permitted, within a period of time prior to the consummation of the Sale Event as specified by the Board, to exercise all such ShopKeep Options which are then exercisable or will become exercisable as of the effective time of the Sale Event; provided, however, that the exercise of ShopKeep Options not exercisable prior to the Sale Event shall be subject to the consummation of the Sale Event. In the event of a Sale Event, the Company shall have the right, but not the obligation, to make or provide for a cash payment to the holders of ShopKeep Options, without any consent of the holders, in exchange for the cancellation thereof.

Amendments and Termination

The Board may, at any time, amend or discontinue the ShopKeep Plan and may, at any time, amend or cancel any outstanding ShopKeep Option for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall (i) adversely affect rights under any outstanding ShopKeep Option without the consent of the holder of the ShopKeep Option or (ii) result in a "modification" of any outstanding incentive stock options (as that term is defined in Section 424(h) of the Internal Revenue Code of 1986, as amended).

The Board is required to obtain the approval of holders of ShopKeep Options to make the following amendments:

- any increase to the maximum number of subordinate voting shares issuable pursuant to the ShopKeep Plan;
- any reduction in the exercise price or purchase price of a ShopKeep Option or any cancellation and replacement of such option with an option with a lower exercise price or purchase price, to the extent such reduction or replacement benefits an insider;
- any extension of the term of a ShopKeep Option beyond the original expiry date, to the extent such amendment benefits an insider;
- any amendment which increases the maximum number of subordinate voting shares that may be issuable to insiders at any time pursuant to the insider participation limit; and
- any amendment to the amendment provisions of the ShopKeep Plan.

ShopKeep Options granted under the ShopKeep Plan are generally not transferable other than to limited permitted assigns. The Company currently does not provide any financial assistance to participants under the ShopKeep Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides a summary, as at March 31, 2021, of the securities granted under each of the Company's equity incentive plans:

Plan Category[1]	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2]	Number of Securities Remaining Available for Future Issuance Under Equity Incentive Plans (Excluding Securities Appearing in the First Column)
Equity Incentive Plans Approved by Securityholders:			
Amended and Restated Omnibus Incentive Plan	4,809,601[3]	$40.38	12,698,970[4]
Legacy Option Plans[5]	1,770,706[6]	$4.77	-
ShopKeep Plan[7]	544,078[8]	$9.57	-
Equity Incentive Plans not Approved by Securityholders[9]	701,490	$50.43	-
Total:	7,825,875		12,698,970[4]

1. See "Executive Compensation – Compensation Discussion and Analysis – Equity Incentive Plans" for a description of the terms of the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plans, the ShopKeep Plan and the equity incentive plans not approved by securityholders.
2. For certain options that were granted with Canadian dollar exercise prices, such exercise prices have been converted to U.S. dollars using an exchange rate of 0.7952, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.
3. Represents approximately 3.74% of the issued and outstanding subordinate voting shares as at March 31, 2021.
4. Assumes that all outstanding RSUs, PSUs and DSUs are settled in treasury shares. Represents approximately 9.9% of the issued and outstanding subordinate voting shares as at March 31, 2021. The subordinate voting shares reserved for issuance under the Amended and Restated Omnibus Incentive Plan are reserved for the exercise of options and the settlement of RSUs, PSUs and DSUs with subordinate voting shares issued from treasury. The Company's Amended and Restated Omnibus Incentive Plan is a rolling plan. Accordingly, the maximum number of subordinate voting shares of the Company which may be reserved and set aside for issuance under the Amended and Restated Omnibus Plan and the Legacy Option Plans equals 15% of all subordinate voting shares issued and outstanding from time to time on a non-diluted basis.
5. As part of the pre-closing capital changes effected in connection with closing of the IPO, each of the Legacy Option Plans was amended such that, as of March 15, 2019, no further awards would be made thereunder.
6. Represents approximately 1.38% of the issued and outstanding subordinate voting shares as at March 31, 2021.
7. No further awards will be granted under the ShopKeep Plan.
8. Represents approximately 0.42% of the issued and outstanding subordinate voting shares as at March 31, 2021.
9. In connection with Mr. Jim Texier joining the Company as Chief Product Officer, on August 19, 2019, he received grants of (a) 300,000 options to acquire subordinate voting shares at an exercise price of C$41.01 per subordinate voting share and (b) 4,877 RSUs. In connection with Mr. Adrian Valeriano joining the Company as Senior Vice President and Managing Director of EMEA, on February 28, 2020, he received a grant of 200,000 options to acquire subordinate voting shares at an exercise price of C$35.45 per subordinate voting share. In connection with Mr. Eric Levac joining the Company as VP of Information Technology, on August 18, 2020, he received grants of (a) 14,724 options to acquire subordinate voting shares at an exercise price of C$39.55 per subordinate voting share and (b) 4,854 RSUs. In connection with Ms. Sarah Bettencourt joining the Company as SVP, People and Culture, on August 18, 2020, she received grants of (a) 161,734 options to acquire subordinate voting shares at an exercise price of C$39.55 per subordinate voting share and (b) 3,868 RSUs. In connection with Mr. Steve Midgley joining the Company as EVP, Customers, on February 18, 2021, he received a grant of 150,000 options to acquire subordinate voting shares at an exercise price of C$91.63 per subordinate voting share. The foregoing awards are subject to the terms and conditions of the Amended and Restated Omnibus Incentive Plan, though the awards were granted without shareholder approval in compliance with an allowance under the rules of the TSX as an inducement for such individuals to enter into a contract of full-time employment with the Company.

Named Executive Officers' Compensation

Summary Compensation Table

The following table sets out information concerning the Fiscal 2021 compensation paid to or awarded to the NEOs. The total cost of compensation of our NEOs represents 4.52% of revenue in Fiscal 2021.

Name	Year	Salary[1,2] ($)	Share-Based Awards[1,3] ($)	Option-Based Awards[1,4] ($)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation[1,6,7] ($)	Total Compensation
					Annual Incentive Plans[1,5] ($)	Long-Term Incentive Plans[1] ($)			
Dax Dasilva *Chief Executive Officer*	2021	-	397,559	596,391[8]	-	-	-	2,976	996,926
	2020	238,364	352,450	528,675[9]	-	-	-	2,708	1,122,197
	2019	292,641	-	-	-	-	-	658	293,298
	2018	302,965	-	-	-	-	-	-	302,965
	2017	293,007	-	-	-	-	-	-	293,007
Brandon Nussey *Chief Financial and Operations Officer*	2021	304,623	437,306	318,072	-	-	-	7,206	1,067,207
	2020	275,318	140,980	140,980	70,490	-	-	20,775	648,543
	2019	261,905	-	-	74,830	-	-	5,775	342,510
Jean Paul Chauvet *President*	2021	268,686	552,010	323,043	4,832	-	-	9,546	1,158,117
	2020	238,514	123,358	123,358	181,869	-	-	3,540	670,639
	2019	228,951		1,866,805	234,251	-	-	860	2,330,867
Jean-David Saint-Martin *Chief Revenue and Customer Officer*	2021	158,046	89,453	1,800,397	90,788	-	-	4,277	2,142,961
	2020	140,099	-	490,277	80,478	-	-	3,792	714,646
	2019[10]	91,911	-	-	11,590	-	-	3,466	106,967
Sarah Bettencourt *Chief People and Culture Officer*	2021	157,541	120,819	1,588,071	-	-	-	7,016	1,873,447
Jim Texier[11] *Chief Product Officer*	2021	234,431	342,783	1,588,071	100,929	-	-	524,166	2,790,380
	2020	139,489	140,980	3,484,259[12]	61,001	-	-	9,103	3,834,832

1. The base salaries, share-based awards, option-based awards, annual incentive and all other compensation of our NEOs are paid in Canadian dollars. Except where noted below, the 2021 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7952, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021. The 2020 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7049, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2020. The 2019 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7483, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 29, 2019. The 2018 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7747, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2018. The 2017 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7513, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2017. Messrs. Dasilva and Chauvet do not and will not receive additional compensation for serving as members of the Board.
2. The 2021 amounts reported in the table above represent a base salary of C$0 for Mr. Dasilva (which includes a voluntary reduction in salary taken by Mr. Dasilva in response to the COVID-19 pandemic, which voluntary reduction was retroactive to January 1, 2020), C$383,077 for Mr. Nussey, C$337,885 for Mr. Chauvet, C$198,750 for Mr. Saint-Martin, C$198,115 for Ms. Bettencourt and C$294,808 for Mr. Texier.
3. Represents grants of RSUs made to Messrs. Dasilva, Chauvet, Nussey, Saint-Martin and Texier under the Amended and Restated Omnibus Incentive Plan, and with respect to Ms. Bettencourt and Mr. Texier, in compliance with an allowance under the rules of the TSX, as an inducement for them to enter into a contract of full time employment with the Company. Amounts shown in this column represent the grant date fair value of RSUs. The grant date fair value of an award is equal to the volume

weighted average trading price on the TSX or the NYSE, as applicable, for the five days prior to the grant date and differs from the accounting fair value determined in accordance with IFRS 2 *Share-based* Payment which is calculated based on the closing price of the shares on the TSX or the NYSE, as applicable, on the grant date.

4. Represents grants of options made to Messrs. Dasilva, Chauvet, Nussey, Saint-Martin and Texier under the Amended and Restated Omnibus Incentive Plan, and with respect to Ms. Bettencourt and Mr. Texier, in compliance with an allowance under the rules of the TSX, as an inducement for them to enter into a contract of full time employment with the Company. Amounts shown have been calculated using the Black-Scholes method based on the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. The fair value on the grant date is different from the value determined in accordance with *IFRS 2 Share-based* Payment because the accounting fair value determined in accordance therewith is calculated based on the closing price of the shares on the TSX or the NYSE, as applicable, on the grant date as opposed to the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date.
5. The 2021 amounts reported in the table above represent cash bonuses of C$6,076 for Mr. Chauvet, C$114,170 for Mr. Saint-Martin and C$126,923 for Mr. Texier. Short-term incentive compensation was otherwise paid at 100% of target to Messrs. Chauvet, Nussey, Saint-Martin and Texier in the form of immediately-vested RSUs, which RSUs were granted on June 1, 2020 under the Amended and Restated Omnibus Incentive Plan and the value of which RSUs are reflected in the Share-Based Awards column in the chart above.
6. None of NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over $50,000 or over 10% of their base salary.
7 Amounts shown in this column for Fiscal 2021 include Company-paid life, accidental death and dismemberment, medical, dental and dependent life insurance premiums of C$2,332, C$5,270, C$5,270, C$4,979 and C$4,655 on behalf of Messrs. Dasilva, Nussey, Chauvet, Saint-Martin and Texier, respectively, and C$3,216 on behalf of Ms. Bettencourt, which amounts were converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021. For Messrs. Nussey and Texier, and Ms. Bettencourt, the amount also includes a company contribution of C$3,231, C$4,107 and C$4,708, respectively, to a registered retirement savings plan.
8. Represents a grant of 23,238 Performance Options at an exercise price of C$33.39 per subordinate voting share on account of Mr. Dasilva's annual short-term incentive plan compensation, and a grant of 46,477 options at an exercise price of C$33.39 per subordinate voting share on account of Mr. Dasilva's annual long-term incentive plan compensation, in each case on June 1, 2020. See "Executive Compensation – Compensation Discussion and Analysis – Principal Elements of Compensation – Short-Term Incentive Compensation" for a description of the performance-vesting stock options.
9. Represents a grant of 26,288 Performance Options at an exercise price of C$30.28 per subordinate voting share on account of Mr. Dasilva's annual short-term incentive plan compensation, and a grant of 52,576 options at an exercise price of C$30.28 per subordinate voting share on account of Mr. Dasilva's annual long-term incentive plan compensation, in each case on June 11, 2019. Such Performance Options vested in full based on the determination of the CNG Committee having regard to Mr. Dasilva's satisfaction of the relevant performance criteria.
10. In connection with the acquisition of Chronogolf Inc., Mr. Saint-Martin joined the Company on May 9, 2019.
11. On February 4, 2021, we announced that to complement the leadership talent that joined Lightspeed through our recent acquisitions, we restructured our operations along regional and vertical-specific reporting lines in addition to our global functional reporting lines. Mr. Texier left the organization as part of this restructuring. In connection with his departure, Mr. Texier was paid C$650,000 pursuant to the terms of his employment agreement.
12. Represents a grant of 300,000 options made to Mr. Texier at an exercise price of C$41.01 per subordinate voting share on August 19, 2019 in compliance with an allowance under the rules of the TSX as an inducement for him to enter into a contract of full-time employment with the Company. This amount has been converted to U.S. dollars using an exchange rate of 0.751, being the average rate of exchange posted by the Thomson Reuters for conversion of Canadian dollars into U.S. dollars on August 19, 2019.

CEO Performance-Based Compensation

On account of his short-term incentive compensation for Fiscal 2021, our CEO, Mr. Dasilva, was granted a fixed number Performance Options. The Performance Options vest, upon the CNG Committee's determination, in its sole discretion, as to Mr. Dasilva's satisfaction of the performance criteria established therefor by the CNG Committee and in the number determined by the CNG Committee based on such satisfaction.

The short-term incentives are paid out to Mr. Dasilva based on the Company's achievement against revenue, adjusted EBITDA and new monthly recurring revenue, each of which targets are equally weighted in the determination of short-term incentive payouts. Notwithstanding the achievement of the aforementioned metrics, the CNG Committee may override such target amounts in its discretion, including if the Company's Employee Net Promoter Score (eNPS) or Net Promoter Score (NPS) fall below certain targeted thresholds. If the CNG Committee determined that Mr. Dasilva did not sufficiently satisfy the performance criteria for the Performance Options, all of the Performance Options would be automatically cancelled and forfeited resulting in no payout to Mr. Dasilva. The above performance criteria excludes the effect of the acquisitions of ShopKeep, Upserve and Vend.

In Fiscal 2021, the CNG Committee determined that Mr. Dasilva's aggregate achievement of the revenue, adjusted EBITDA and new monthly recurring revenue targets was 105.18% and so determined that 100% of the Performance Options vested in respect of such fiscal year.

Employment Agreements, Termination and Change of Control Benefits

The Company has written employment agreements with each NEO and each executive is entitled to receive compensation established by the Company, as well as other benefits in accordance with plans available to the most senior employees.

Each NEO is entitled to certain benefits in connection with the termination of their employment without cause or in the event of their resignation for good reason. If so terminated or if they resign for good reason, NEOs are entitled to a severance payment calculated as a function of base salary and annual incentive compensation multiplied by the greater of (i) in the case of our Chief Executive Officer, one month per year of service or 18 months, (ii) in the case of our President, our Chief Financial and Operations Officer and our Chief People and Culture Officer, one month per year of service or 12 months, and (iii) in the case of our Chief Revenue and Customer Officer, one month per year of service or 9 months. Further, in the event that a NEO is terminated within a specified period of time following a change of control of the Company, such NEO will be entitled to severance payments as described above, in addition to full vesting of all equity-based awards. Payment of such termination benefits shall be subject to, among other things, the NEO executing a full and satisfactory release in favour of the Company (or any successor entity following a change of control of the Company).

The table below shows the estimated incremental payments that would be made to the Company's NEOs upon the occurrence of certain events as of March 31, 2021, the last business day of Fiscal 2021.

Name	Event	Severance[1] ($)	Equity-Based Awards[2] ($)	Other Payments	Total ($)
Dax Dasilva *Chief Executive Officer*	Termination other than for cause	894,600	-	-	894,600
	Change of control	894,600	7,566,067	-	8,460,667
Brandon Nussey *Chief Financial and Operations Officer*	Termination other than for cause	437,360	-	-	437,360
	Change of control	437,360	16,480,806	-	16,918,166
Jean Paul Chauvet *President*	Termination other than for cause	556,640	-	-	556,640
	Change of control	556,640	44,108,042	-	44,664,682
Jean-David Saint-Martin *Chief Revenue and Customer Officer*	Termination other than for cause	268,380	-	-	268,380
	Change of control	268,380	9,173,666	-	9,442,046
Sarah Bettencourt *Chief People & Culture Officer*	Termination other than for cause	337,960	-	-	337,960
	Change of control	337,960	5,320,641	-	5,658,601

1. Severance payments are calculated based on base salary as of March 31, 2021, the last business day of Fiscal 2021, and on account of at target annual incentive compensation pursuant to the applicable employment agreement of each NEO, reported above in U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.
2. Based on a price of C$79.03 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 31, 2021, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.

Mr. Texier, the Company's former Chief Product Officer, departed his role on February 4, 2021. For additional information on payments made on his departure, please refer to the All Other Compensation column in the Summary Compensation Table on page 43 of this Circular as well as the Outstanding Option-Based and Share-based Awards Table on page 47 of this Circular.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all Option-based and Share-based awards outstanding to NEOs in Fiscal 2021:

Name	Option-Based Awards				Share-Based Awards	
	Number of Subordinate Voting Shares Underlying Unexercised Options (#)[1]	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options[2] ($)	Number of Share Based Awards that have not vested (#)	Market or payout value of Share Based Awards that have not vested ($)[3]
Dax Dasilva *Chief Executive Officer*	78,864 69,715	C$30.28 C$33.39	June 11, 2026 June 1, 2027	3,057,242 2,530,161	31,485	1,978,664
Brandon Nussey *Chief Financial and Operations Officer*	221,352 21,030 37,181	$4.72 C$30.28 C$33.39	February 1, 2025 June 11, 2026 June 1, 2027	12,866,009 815,249 1,349,407	23,075	1,450,140
Jean Paul Chauvet *President*	694,275 18,401 37,762	$4.72 C$30.28 C$33.39	April 30, 2025 June 11, 2026 June 1, 2027	40,354,496 713,333 1,370,494	26,569	1,669,720
Jean-David Saint-Martin *Chief Revenue and Customer Officer*	22,500 16,000 208,497	C$30.28 C$35.45 C$33.39	June 11, 2026 February 28, 2027 June 1, 2027	872,235 554,477 7,566,967	2,864	179,987
Sarah Bettencourt *Chief People and Culture Officer*	161,734	C$39.55	August 18, 2027[5]	5,077,557	3,868	243,083
Jim Texier[4] *Chief Product Officer*	213,750 27,112 150,000	C$41.01 C$33.39 C$33.77	August 21, 2021 August 21, 2021 August 21, 2021	6,462,411 983,974 5,398,613	10,683	671,369

1. Options granted under the Legacy Option Plans or the Amended and Restated Omnibus Incentive Plan, or, in the case of Mr. Texier and Ms. Bettencourt, an allowance under the rules of the TSX as an inducement for him and her to enter into a contract of full time employment with the Company, each of which options is exercisable for one subordinate voting share.
2. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on March 31, 2021, being C$79.03 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.
3. Based on a price of C$79.03 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 31, 2021, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.
4. On February 4, 2021, we announced that to complement the leadership talent that joined Lightspeed through our recent acquisitions, we restructured our operations along regional and vertical-specific reporting lines in addition to our global functional reporting lines. Mr. Texier left the organization as part of this restructuring.
5. Ms. Bettencourt departed the Company on May 7, 2021. Accordingly, under the terms of the Amended and Restated Omnibus Incentive Plan, all of her unvested options were forfeited on May 7, 2021, and all of her vested options were exercisable until the earlier of thirty days after May 7, 2021 or the expiry date of such vested options (subject to any applicable blackout period extension).

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer during Fiscal 2021:

Name	Option-based awards - value vested during the year[1] ($)	Share-based awards - value vested during the year[2] ($)	Non-Equity Incentive Plan compensation - value earned during the year[3] ($)
Dax Dasilva	523,207	528,160	-
Brandon Nussey	6,856,043	407,241	-
Jean Paul Chauvet	3,314,258	504,766	4,832
Jean-David Saint-Martin	416,276	41,551	90,788
Sarah Bettencourt	39,583	34,483	-
Jim Texier[4]	1,629,091	292,683	100,929

1. Represents the value of the potential gains from options that vested during Fiscal 2021. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options vested, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021. Actual value realized will be the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options are exercised. See the table below.
2. Values are calculated based on the number of units vested and the actual realized sale price of Lightspeed's subordinate voting shares on the NYSE, or on the TSX (converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021), in each case on the vesting date.
3. The amounts reported in the table above represent cash bonuses of C$6,076 for Mr. Chauvet, C$114,170 for Mr. Saint-Martin and C$126,923 for Mr. Texier. Short-term incentive compensation was otherwise paid at 100% of target to Messrs. Chauvet, Nussey, Saint-Martin and Texier in the form of immediately-vested RSUs, which RSUs were granted on June 1, 2020 under the Amended and Restated Omnibus Incentive Plan.
4. On February 4, 2021, we announced that to complement the leadership talent that joined Lightspeed through our recent acquisitions, we restructured our operations along regional and vertical-specific reporting lines in addition to our global functional reporting lines. Mr. Texier left the organization as part of this restructuring.

Executive Stock Option Gains

The following table shows the monetary gain by each NEO for stock options exercised during Fiscal 2021:

Name	Value realized at option exercise$[1]
Dax Dasilva	-
Brandon Nussey	15,244,195
Jean Paul Chauvet	29,011,022
Jean-David Saint-Martin	573,124
Sarah Bettencourt	-
Jim Texier[4]	2,994,524

1. Represents the value of the gains from options that were exercised during Fiscal 2021. The value is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options are exercised, converted into U.S. dollars using an exchange rate of 0.7952, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 – *Corporate Governance Guidelines* ("**NP 58-201**") together with certain related disclosure requirements pursuant to NI-58-101. The corporate governance guidelines set forth in NP 58-201 are recommended as "best practices" for issuers to follow.

The Company is also subject to certain corporate governance rules of the TSX and the NYSE, and applicable Canadian and U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act.

We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices. The Board and senior management believe that the Company's current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements. The disclosure set out below describes our approach to corporate governance.

Nomination of Directors and Majority Voting Policy

Our CNG Committee is responsible for, annually or as required, recruiting and identifying, and recommending to the Board for nomination, individuals qualified to become new Board members, as well as recommending individual directors to serve on the various Board committees. In making its recommendations, the CNG Committee considers the competencies that the Board considers to be necessary and desirable for the Board as a whole, and Board committees, to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies, skills, perspective and experience each new nominee will bring to the boardroom. The CNG Committee also considers the amount of time and resources that nominees have available to fulfill their duties as a Board member.

The CNG Committee is composed of independent directors within the meaning of applicable U.S. and Canadian laws, regulations, rules and listing standards. The chair of the CNG Committee leads the nominating process in accordance with and pursuant to the criteria for Board membership as set forth in the Charter of the CNG Committee.

In accordance with the requirements of the TSX, the Board has adopted a "Majority Voting Policy" to the effect that a nominee for election as a director who does not receive a greater number of votes "for" than votes "withheld" with respect to the election of directors by shareholders shall tender his or her resignation to the Chair of the Board promptly following the meeting of shareholders at which the director was elected. The CNG Committee will consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the meeting of shareholders, giving the reasons for not accepting the resignation if such is the case. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the CNG Committee at which the resignation is considered.

Advance Notice Policy

We have adopted an advance notice by-law that includes provisions with respect to the election of our directors in our restated articles of incorporation (the "**Advance Notice Provisions**"). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods require that we receive notice of a director's nomination: (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date (the "**Notice Date**") of the annual meeting of shareholders is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Independence of Directors

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company and who meet the additional qualifications prescribed under the TSX rules, the NYSE rules and other applicable regulatory and statutory requirements will be considered independent. In particular, under National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("**NI 58-101**"), a director is considered to be independent if he or she is independent within the meaning of National Instrument 52-110 ("**NI 52-110**"). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director's independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, the Board has determined that two of the seven directors on the Board will not be considered independent as a result of their employment relationships with the Company.

Our independent Board members are Patrick Pichette, Marie-Josée Lamothe, Rob Williams, Paul McFeeters and Merline Saintil. The non-independent members of our Board are Dax Dasilva, Lightspeed's Chief Executive Officer, and Jean Paul Chauvet, Lightspeed's President.

Certain members of the Board are also members of the board of directors of other public companies. The Board has not adopted a director interlock policy but is keeping informed of other public directorships held by its members. No director serves on more than two other public company boards of directors.

Independent Chair of the Board

The Company's Board is led by an independent Chair, which we believe contributes to the Board's ability to function independently of management and provide effective oversight. Patrick Pichette has been a director of the Company since 2018 and became the Chair of the Board in 2019. As Chair of the Board, Mr. Pichette is principally responsible for overseeing the operations and affairs of the Board.

Meetings of Independent Directors

The Board holds regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. In the course of regularly-scheduled meetings of the Board or of committees of the Board, the independent directors hold portions of such meetings at which neither non-independent directors nor officers of the Company are in attendance. All of our committees are made up of independent directors.

If a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a Board committee meeting, that director or officer shall not be present at the time the Board or Board committee deliberates such transaction or agreement and shall abstain from voting on the matter, subject to certain limited exceptions provided for in the CBCA.

In Fiscal 2021, there were 4 Board meetings, 4 Audit Committee meetings, 4 CNG Committee meetings and 1 Risk Committee meeting. Attendance was 100% for all directors who are standing for re-election at all Board meetings held, as well as Committee meetings of which they were a member held, in Fiscal 2021.

Related-Party Transactions

In order to ensure independent judgment in considering transactions or agreements in which a director, officer or significant shareholder has a material interest, all related-party transactions are approved pursuant to the Company's written policy by the Audit Committee. The Audit Committee shall review such transactions or agreements taking into account, among other things, whether the transaction or agreement is at arm's lengths, the benefits to the Company of entering into the transaction or agreement, whether director independence may be impaired, and the aggregate value of the transaction or agreement.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the CNG Committee seeks to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for our overall stewardship. In conducting director evaluations and nominations, the CNG Committee considers the composition of the Board and whether there is a need to include nominees with different skills, experiences and perspectives on the Board. This flexible approach allows the Company to consider each director individually as well as the Board composition generally to determine if the appropriate balance is being achieved.

Individual Director Assessments and Peer Review

In accordance with the Board Charter (as defined below) and the CNG Committee charter, the CNG Committee also conducts an annual process for the assessment of the Board, each Board committee and each director regarding his, her or its effectiveness, performance and contributions, and reports evaluation results to the Board (and in the case of each committee member's self-evaluation, to the applicable committee). Each director is required to complete, on an annual basis, a confidential written evaluation with respect to the performance of the Board, the performance of its committees, and the contributions of each individual director, including her or himself.

Board Mandate

The Board has adopted a written charter (the "**Board Charter**") describing, inter alia, the Board's role and overall responsibility to supervise the management of the business and affairs of the Company. The Board, directly and through its Board committees and the Chair of the Board, provides direction to the executive officers of the Company, generally through the Chief Executive Officer. The Board has overall responsibility for the Company's strategic planning, compliance and risk management (including crisis preparedness, information system controls, cybersecurity, business continuity and disaster recovery), matters relating to the Chief Executive Officer and other executive officers, corporate governance, and communications with the Company's shareholders and other stakeholders. The text of the Board Charter, which includes the Board's express mandate, is reproduced in its entirety in Appendix A.

Chair and CEO Position Descriptions

The Board has developed a position description for the Chair of the Board. The Board has also developed a position description for the Chief Executive Officer. Such descriptions are available on the Company's website at investors.lightspeedhq.com.

Skills and Experience of the Board

As noted above, the CNG Committee has developed a "competency" matrix in which directors indicate their experience in each competency identified as important for a company like Lightspeed. Each director must indicate which of these competencies he or she believes he or she possesses. The table below illustrates the mix of experiences in these competencies of our nominee directors.

	FINANCE				INDUSTRY KNOWLEDGE					OTHER			
	Executive Leadership	Governance/ Risk Management	Accounting/ Finance	Strategy/ M&A	Retail/ Hospitality Sales	Product Development/ Management	Marketing/ Advertising	Innovation/ Technology	Public Board Experience	Human Resources/ Compensation	Sustainability	Geography
Patrick Pichette	✓	✓	✓	✓				✓	✓	✓	✓	Global
Dax Dasilva	✓	✓		✓	✓	✓	✓	✓			✓	Global
Jean Paul Chauvet	✓	✓		✓	✓		✓	✓				Global
Marie-Josée Lamothe	✓	✓		✓	✓		✓	✓	✓	✓	✓	Global
Paul McFeeters	✓	✓	✓	✓				✓	✓			Global
Rob Williams	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	Global
Merline Saintil	✓	✓		✓		✓		✓	✓	✓	✓	Global

Committees of the Board

The Board has established three standing committees: the Audit Committee, which is required by Canadian and U.S. securities laws for all reporting issuers, and the CNG Committee and Risk Committee.

The Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair's key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee. Such position descriptions are available on the Company's website at investors.lightspeedhq.com.

Audit Committee

The Audit Committee consists of a minimum of three directors, all of whom are persons determined by the Board to be both independent directors and financially literate within the meaning of the TSX and NYSE rules, applicable U.S. securities laws and regulations and NI 52-110. The Audit Committee is currently comprised of Paul McFeeters, chair of the committee, Patrick Pichette and Rob Williams. Each of the Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. All members of the Audit Committee are independent directors. Paul McFeeters and Patrick Pichette have been determined by the Board to be the Audit Committee financial experts.

The Board adopted a written charter, the text of which is reproduced in its entirety in Exhibit A to the Company's annual information form, available under the Company's profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and on the Company's website at investors.lightspeedhq.com, setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the TSX and NYSE rules, applicable U.S. securities laws and regulations and NI 52-110. The Audit Committee assists the Board in fulfilling its oversight of, among other things:

- the quality and integrity of the Company's financial statements and related information;
- the qualifications, independence, appointment and performance of the external auditor;
- the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates;
- the Company's financial risk management practices and financial reporting compliance;
- management's design, implementation and effective conduct of internal controls over financial reporting and disclosure controls and procedures;
- the performance of the Company's internal audit function; and
- preparation of disclosures and reports required to be prepared by the Audit Committee by any law, regulation, rule or listing standard.

It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditor, the internal audit function and the management of the Company. The Audit Committee has full access to the Company's management and records, the internal audit function and external auditor as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company shall provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to the external auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

Our Audit Committee also oversees our policies and procedures for reviewing and approving or ratifying related-party transactions, and is responsible for reviewing and approving or ratifying all related-party transactions pursuant to the Company's written policy. See "Related-Party Transactions".

Additional details regarding the Audit Committee can be found in the section entitled "Audit Committee" of the Company's annual information form, available under the Company's profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on the Company's website at investors.lightspeedhq.com.

Compensation, Nominating and Governance Committee

The CNG Committee consists of a minimum of three directors, all of whom are independent directors, and are charged with overseeing executive compensation, management development and succession, director compensation and executive compensation disclosure. It also assists the Board in overseeing corporate governance, the composition of the Board and its committees, and the effectiveness of the Board, its committees and the directors themselves. Prior to January 1, 2021, the CNG Committee was comprised of Patrick Pichette as chair of the CNG Committee, Paul McFeeters and Marie-Josée Lamothe. As of the end of Fiscal 2021, the CNG Committee was comprised of Marie-Josée Lamothe, chair of the CNG Committee, Merline Saintil and Manon Brouillette. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group. As of the date of this Circular, the CNG Committee is comprised of Marie-Josée Lamothe (Chair), Rob Williams and Merline Saintil. No member of the CNG Committee is an executive officer of the Company, and as such, the Board believes that the CNG Committee is able to conduct its activities in an objective manner.

The Board adopted a written charter setting forth the purpose, composition, authority and responsibility of the CNG Committee, the text of which is available on the Company's website at investors.lightspeedhq.com.

The CNG Committee is responsible for, among other things:

- the Company's overall compensation philosophy;
- overseeing matters related to executive and director compensation;

- reviewing and, as appropriate, pre-approving employee compensation arrangements in excess of specific thresholds to be established by the CNG Committee from time to time;
- reviewing management's assessment of existing management resources and succession plans;
- reviewing executive compensation disclosure before the Company publicly discloses this information;
- overseeing the Company's corporate governance, including governance policies and processes;
- reviewing and making recommendations regarding the composition of the Board and committees thereof;
- identifying and selecting or recommending to the Board for selection qualified nominees for the Board and committees thereof; and
- reviewing and assessing the performance, effectiveness and contribution of the Board, committees thereof and the directors themselves.

The CNG Committee is responsible for reviewing and assessing at least annually the performance, effectiveness and contribution of the Board, Board committees and the directors themselves and reporting on such review and assessment to the Board. This shall include a review of the Board's mandate and the charters of each committee thereof. The CNG Committee will also be responsible for overseeing the onboarding of new directors and continuing education programs for our directors.

Sustainability Initiatives

The CNG Committee is responsible for providing general guidance and oversight to the Company regarding matters of corporate governance, including the Company's environmental, social and governance programs. All members of the CNG Committee are independent.

Succession Planning

Oversight of the Company's succession planning is primarily the responsibility of the CNG Committee. The Company's process for succession planning for the roles held by senior management involves the identification and consideration of potential internal and external candidates based on various factors, including, among other things, the following: executive experience; market and industry expertise; geographic location; familiarity with the Company's business and customers; the Company's commitment to having a diverse and inclusive management team; and past successes in achieving particular corporate goals. Interim internal successors for those roles are also identified, and these may differ from those identified as potential longer-term succession candidates. The CNG Committee also reviews the CEO's recommendation for the ongoing longer-term succession plans for other members of senior management.

Risk Committee

The Risk Committee, which was established effective as of January 1, 2021, consists of a minimum of three directors, all of whom are independent directors, and are charged with overseeing the identification, assessment, management and reporting of key risks to which the Company is exposed, as well as the development of mitigation strategies for the management of those risks. As of the end of Fiscal 2021, the Risk Committee was comprised of Merline Saintil, chair of the Risk Committee, Paul McFeeters, Marie-Josee Lamothe and Manon Brouillette. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group. As of the date of this Circular, the Risk Committee is comprised of Merline Saintil, chair of the Risk Committee, Paul McFeeters and Marie-Josee Lamothe.

The Board adopted a written charter setting forth the purpose, composition, authority and responsibility of the Risk Committee, the text of which is available on the Company's website at investors.lightspeedhq.com.

The Risk Committee is responsible for, among other things:

- overseeing legal and regulatory compliance and the effectiveness of the Company's compliance and enterprise risk management practices, including reviewing reports provided at least annually by management on the risks inherent in the Company's business (including crisis preparedness, information system controls, business continuity, cybersecurity and disaster recovery);
- monitoring the Company's risk profile and its ongoing and potential exposure to risks of various types;

- communicating formally and informally with the executive team and risk managers regarding risk governance and oversight;
- providing input to the Company on risk disclosures in financial reporting and other public statements regarding risk; and
- reviewing and discussing with the Company the strategies developed by the Company for identification, assessment, mitigation and management of the key risks to which the Company is or may be exposed, and regularly reviewing such strategies.

The Risk Committee is also responsible for developing, assessing and reviewing an enterprise risk management framework. See "Risk Management" below.

Code of Ethics

We have adopted a written code of conduct and ethics (the "**Code of Ethics**") that applies to all of our officers, directors, employees, contractors and agents acting on behalf of the Company. The objective of the Code of Ethics is to provide guidelines for maintaining our and our subsidiaries integrity, trust and respect. The full text of the Code of Ethics is posted on our website at investors.lightspeedhq.com.

The Code of Ethics addresses, among other things, compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of our assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of Company computers and the internet, political and charitable activities and reporting any violations of law, regulation or the Code of Ethics. The Board has ultimate responsibility for monitoring compliance with the Code of Ethics and it monitors compliance through the CNG Committee.

The Code of Ethics is distributed to and signed by each of the Company's employees when they are hired. In addition, the Company conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.

If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. To date, no such amendment or waiver has been made or granted.

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Ethics or any of our policies, or any unethical or questionable act or behavior, our Code of Ethics requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Ethics contains procedures designed to facilitate confidential, anonymous submissions by our employees.

Lightspeed has a Whistleblower Hotline which employees and others can access by phone or online, and choose to report anonymously or not at their option. The Chair of the Audit Committee is automatically notified of any whistleblower reports and the Audit Committee is provided with quarterly updates from management on any whistleblower reports that may have been reported and how they were investigated and resolved.

Diversity

Having a diverse Board and senior management offers a depth of perspective that enhances Board and management operations and performance. Having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels to ensure that we attract, retain and promote the brightest and most talented individuals.

The Board values diversity of experience, perspective, education, background, race, gender and national origin as part of its overall evaluation of director nominees for election or re-election to the Board and as part of its evaluation of candidates for management positions. This is achieved through ensuring that diversity considerations are taken into account in Board and senior management succession planning, continuously monitoring the level of representation on our Board and in senior management positions of women, visible minorities, Aboriginal persons and persons with disabilities, continuing to broaden recruiting efforts to attract and interview qualified candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization. As part of this comprehensive effort and in light of the recent resignation of Manon Brouillette, the Board has adopted a target to re-obtain at least 33% representation of women on the Board prior to the next annual general meeting in 2022. The Board has not set targets for the representation of other specific designated groups preferring instead to consider diversity of experience, perspective, education, background, race, gender and national origin as part of its overall evaluation of director nominees for election or re-election to the Board and as part of its evaluation of candidates for management positions.

Recommendations concerning director nominees and appointment of executive officers are based on competence, merit and performance, as well as expected contribution to the Board or management's performance. Commitment to diversity is, and will remain a key priority and consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels.

The following chart sets out the representation of women, visible minorities, Aboriginal peoples and persons with disabilities on the Company's board of directors and senior management as well as the percentage of the board of directors and senior management comprised of persons from each such designated group.

	Women		Visible Minorities		Aboriginal peoples		Persons with disabilities	
	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Board of Directors	2	28.6%	2	28.6%	0	–	0	–
Executive Officers	2	25%	2	25%	0	–	0	–

Directors' and Officers' Liability Insurance

Our and our subsidiaries' directors and officers are covered under our existing directors' and officers' liability insurance. Under this insurance coverage, our and our subsidiaries' individual directors and officers will be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts.

Director Orientation and Continuing Education

New directors will meet with the Chair of the Board and executive officers. New directors will be provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of the Board and Board committees, and the contribution that an individual director is expected to make. Ms. Saintil, who joined the Board in Fiscal 2021, was provided with educational sessions led by management as part of her onboarding, covering topics such as: the Company's annual strategic plan, the Company's performance drivers and valuation, investor relations, the Company's product roadmap, the Company's organizational design, operations, competition and performance management, legal matters and Board structure.

The CNG Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each Board committee is responsible for coordinating orientation and continuing director development programs relating to the committee's mandate.

The members of the Board are registered as members of the Institute of Corporate Directors ("ICD"). The ICD offers highly regarded professional development programs that provide flexible director education and learning opportunities and resources. In Fiscal 2021, the CNG Committee mandated that each director participate in a minimum of one hour

of continuing education courses offered by the ICD. In June 2020, Ms. Lamothe attended the seminar entitled "2020 Proxy Season - What's New, Pay Trends and Issues". In June 2020, Messrs. Pichette and Williams attended the seminar entitled "COVID-19 – Implications for Audit Committees". In September 2020, Messrs. Dasilva and Chauvet attended the seminar entitled "CEO Succession and the COVID-19 Pandemic". In September 2020, Messrs. Pichette and McFeeters attended the seminar entitled "The 'Purpose' of a Corporation and the Stakeholder Model". In November 2020, Ms. Saintil attended the seminar entitled "HR & Compensation Committee Effectiveness".

The Board believes that ongoing education is important for maintaining a current and effective Board. The Board and its committees regularly invite different members of Company's management to present to the Board and its committees on various aspects of the Company's business. Various members of management provide regular updates to the Board with respect to new developments in our business, regulatory developments, and other areas of interest or concern. More specifically, in Fiscal 2021 directors attended presentations and were provided with materials related to, among other things: finance updates; legal updates; Lightspeed's customers; branding; Lightspeed's competitive landscape; the Lightspeed product roadmap; corporate development and mergers and acquisitions; cyber-security and information security at Lightspeed; director and executive compensation; Lightspeed's overall strategy; and various aspects of corporate governance.

Risk Management

The Board implements its risk oversight function both as a whole and through its committees, in particular with the assistance of the Risk Committee. The Board oversees both the processes in place to identify business risks and opportunities and the implementation of processes to manage such risks and opportunities.

The Board's responsibilities include:

- Building a culture of honesty and accountability throughout the Company by reviewing on an annual basis the recommendations of the CNG Committee regarding changes to the Code of Business Conduct and Ethics and any waivers or violations thereof.
- Overseeing legal and regulatory compliance and the effectiveness of the Company's compliance and enterprise risk management practices, including reviewing reports provided at least annually by management on the risks inherent in the Company's business (including crisis preparedness, information system controls, business continuity, cybersecurity and disaster recovery).
- Identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks.
- Monitoring the implementation of procedures and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations.
- Reviewing and approving, with the assistance of the CNG Committee, any recommended changes to the corporate governance policies and processes adopted by the Company.

The Risk Committee oversees the Company's policies with respect to risk assessment and risk management, as well as the Company's insurance coverage. The Audit Committee oversees the Company's policies with respect to major financial risk exposures and the steps management has undertaken to control them, with the assistance of management and the Risk Committee.

Consistent with the Board's mandate, the Company has adopted an enterprise risk management framework that is reviewed and updated as necessary on an annual basis (the "**Risk Management Framework**") that establishes, among other things, principles to guide management's implementation and operation of the Company's risk management program.

Shareholder Engagement

On a quarterly basis, the Company's management holds a conference call available to all shareholders to review the financial and operating results of the most recently completed quarter and several of the Company's management regularly attend and speak at various investor conferences with groups of investors and potential investors.

To facilitate communication and engagement with the Company's shareholders, the Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. Shareholders may contact the Board about issues or questions about Lightspeed by sending a letter to:

Lightspeed POS Inc.
700 Saint-Antoine Street East,
Suite 300
Montréal, Québec, Canada
H2Y 1A6
Attn: Board of Directors
By email: BoDcommCA@lightspeedhq.com

If a shareholder wishes to contact the independent members of the Board, he or she should address such communication to Patrick Pichette at the address above. Lightspeed's legal department will initially receive and process communications before forwarding them to the addressee, and generally will not forward a communication that it determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about the Company, its products or services.

In addition, the Company welcomes feedback from all shareholders, who can also contact the Company's Investor Relations team at investorrelations@lightspeedhq.com.

OTHER INFORMATION

Indebtedness of Directors and Senior Executives

As at May 31, 2021, none of our directors or executive officers, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to us or any of our subsidiaries.

Additional Information

The Company is a reporting issuer under the securities legislation of all provinces of Canada, as well as the United States, and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in such provinces, as well as furnish such information on Form 6-K with the U.S. Securities and Exchange Commission. The Company also files an annual information form with such securities regulatory authorities. Copies of the Company's latest annual information form, latest audited financial statements, interim financial statements and management's discussion and analysis ("**MD&A**") filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary of the Company at dan.micak@lightspeedhq.com, at www.sedar.com, at www.sec.gov, or on Lightspeed's investor relations website at https://investors.lightspeedhq.com/English/home/default.aspx. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed fiscal year. The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company.

Shareholder Proposals for Next Annual Meeting of Shareholders

The Company will include proposals from shareholders that comply with applicable laws in next year's management information circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on March 31, 2022. Shareholder proposals must be received prior to the close of business on March 30, 2022 and be sent to the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com.

APPROVAL OF MANAGEMENT INFORMATION CIRCULAR

The contents and the sending of this Circular have been approved by the Board of Directors.

Dated at Montréal, Québec, Canada, June 30, 2021.

SCHEDULE "A"

LIGHTSPEED POS INC.

CHARTER OF THE BOARD OF DIRECTORS

I. GENERAL

1. Mandate and Purpose

The board of directors (the "**Board**") of Lightspeed POS Inc. (the "**Company**") is responsible for supervising the management of the business and affairs of the Company. The Company's officers and employees are responsible for day-to-day management and conduct of business and the implementation of any strategic or business plans approved by the Board. The Board shall guide management and oversee management's execution of the Company's strategic and business plans.

Each director is responsible for:

(a) acting honestly and in good faith with a view to the Company's best interests; and

(b) exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

2. Authority

(a) The Board has the authority to delegate to subcommittees, provided however that the Board shall not delegate any power or authority required by any law, regulation, rule or listing standard to be exercised by the Board as a whole.

(b) The Board has the authority, and the Company will provide it with proper funding to enable it, to:

(i) engage independent counsel and other advisors as it determines necessary or advisable to carry out its duties and to set and pay the compensation for any such advisors; and

(ii) communicate directly with the external auditors and to obtain information it requires from employees, officers, directors and external parties.

II. PROCEDURAL MATTERS

1. Composition

The number of directors shall be not less than three (3) and not more than fifteen (15) and is to be fixed by the Board in accordance with applicable laws, regulations, rules and listing standards upon the recommendation of the Compensation, Nominating and Governance Committee. The size of the Board should be one that can function effectively as a board.

The Board will be comprised of a majority of "independent" directors as such term is defined by applicable laws, regulations, rules and listing standards. For a director to qualify as "independent", the Board must affirmatively determine that the director has no relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

At least three directors shall be "financially literate" as such terms are defined by applicable laws, regulations, rules and listing standards and at least one director will have accounting or related financial management experience or expertise.

2. Board Chair

The Board shall appoint one member to act as its chair (the "**Chair**"), which Chair shall have the duties and responsibilities set out in the Board Chair Position Description.

If at any point the Chair is not independent, the Board shall also appoint one member as a lead independent director, which lead independent director shall have the duties and responsibilities set out in the Lead Independent Director Position Description.

The Chair may be removed from the position at any time at the discretion of the Board. The incumbent Chair will continue in office until a successor is appointed or he or she is removed by the Board or ceases to be a director of the Company. If the Chair is absent from a meeting, the Board will, by majority vote, select another director to preside at that meeting.

3. Board Committees

Subject to applicable laws, regulations, rules and listing standards, the Board shall determine the size, composition and role of its committees (including the type of committees to be established) and the methods by which the committees aid the Board in fulfilling its duties and responsibilities. All committees will operate pursuant to a written charter which sets forth the duties and responsibilities of the committee. Committee charters will be subject to periodic review and assessment by the relevant committee which shall recommend any proposed changes to the Board.

The Board shall appoint the members of each committee of the Board promptly after each annual shareholders' meeting upon the recommendation of the Compensation, Nominating and Governance Committee. Each committee member shall be appointed and hold office in accordance with the charter of the committee to which such member is appointed.

4. Meetings

The Chair is responsible for developing and setting the agenda for Board meetings and determining the time, place and frequency (which shall be at least quarterly) of Board meetings.

Each director is responsible for attending and participating in Board meetings.

The Board and the Chair may invite any officer or employee of the Company or any advisors as it deems appropriate from time to time to attend Board meetings (or any part thereof) and assist in the discussion and consideration of matters relating to the Board. The Board will meet *in camera* at each meeting and the independent directors shall, at each regular Board meeting, hold an executive session without the non-independent directors and management present, led by the Chair, or if the Chair is not independent, the lead independent director.

5. Board Performance and Charter Review

The Board will annually review and assess its performance, effectiveness and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Board will conduct such review and assessment in such manner as it deems appropriate with the assistance of the Compensation, Nominating and Governance Committee.

III. RESPONSIBILITIES

In addition to such responsibilities as may be required by applicable laws, regulations, rules or listing standards, the responsibilities of the Board include:

1. Strategic Planning

(a) Reviewing and approving the short and long term strategic and business plans prepared by management for the Company and evaluating management's progress in carrying out these strategic and business plans.

(b) Reviewing and, where appropriate, approving the Company's financial objectives, plans and actions, including significant capital allocations and expenditures.

(c) Reviewing and approving material transactions not in the ordinary course of business.

2. Chief Executive Officer and other Executive Officers

(a) Appointing the Chief Executive Officer ("**CEO**") and developing and maintaining a written position description for the role of CEO.

(b) Developing corporate goals and objectives that the CEO is responsible for meeting, considering the Compensation, Nominating and Governance Committee's evaluation of the CEO's performance against such corporate goals and objectives and determining, on the basis of the Compensation, Nominating and Governance Committee's recommendation, the CEO's annual compensation.

(c) Reviewing the Compensation, Nominating and Governance Committee's recommendations concerning the goals and objectives of the Company's executive compensation plans and, where appropriate, amending existing plans or adopting new ones.

(d) Reviewing and, where appropriate, accepting the Compensation, Nominating and Governance Committee's recommendations with respect to compensation of executive officers.

(e) Taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers foster a culture of integrity throughout the Company.

(f) Reviewing, at least annually, with the assistance of the Compensation, Nominating and Governance Committee, appointment and succession plans for the CEO and management of the Company.

3. Reporting and Public Disclosure, Auditing and Internal Controls

(a) Approving, after they have been recommended for approval by the Audit Committee, the Company's annual and interim financial statements, MD&A, prospectus-type documents, earnings press releases (including financial outlook, future-oriented financial information and other forward-looking information) and other disclosure material filed with any securities commission before the Company publicly discloses this information.

(b) Approving, based on the recommendation of the Audit Committee, the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company and the compensation of the external auditor.

(c) Adopting a communication policy for the Company and overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders.

(d) Reviewing and monitoring, with the assistance of the Audit Committee,

(i) the quality and integrity of the Company's financial statements and related information;

(ii) the qualifications, independence, appointment and performance of the external auditor;

(iii) the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates; and

(iv) adequacy and effectiveness of the Company's system of internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls, and its disclosure controls and procedures, in the latter case with a view to ensuring all public disclosures are timely, factual, accurate and broadly disseminated in accordance with applicable laws, regulations, rules and listing standards.

4. Compliance and Risk Management

(a) Building a culture of honesty and accountability throughout the Company by reviewing on an annual basis the recommendations of the Compensation, Nominating and Governance Committee regarding changes to the Code of Business Conduct and Ethics and any waivers or violations thereof.

(b) Overseeing legal and regulatory compliance and the effectiveness of the Company's compliance and enterprise risk management practices, including reviewing reports provided at least annually by management on the risks inherent in the Company's business (including crisis preparedness, information system controls, business continuity, cybersecurity and disaster recovery).

(c) Identifying the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks.

(d) Monitoring the implementation of procedures and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations.

(e) Reviewing and approving, with the assistance of the Compensation, Nominating and Governance Committee, any recommended changes to the corporate governance policies and processes adopted by the Company.

5. Board Composition and Administration

(a) Overseeing the recruitment and selection, having regard to evaluation criteria recommended by the Compensation, Nominating and Governance Committee, of new directors and retention of existing directors.

(b) Considering the recommendations of the Compensation, Nominating and Governance Committee as to the adequacy, amount and form of director compensation in light of retention objectives and director's time commitments, responsibilities and risks faced.

(c) Determining, with the assistance of the Compensation, Nominating and Governance Committee, those individuals proposed to be director nominees for each annual meeting of shareholders, taking into consideration past

performance and the competencies and skills it considers necessary for effective board operation, as well as diversity of candidates, particularly with respect to the representation of women on the Board.

(d) Receiving and reviewing the Compensation, Nominating and Governance Committee's annual review and assessment of the performance, effectiveness and contributions of the Board, committees thereof and the directors themselves.

(e) Considering the recommendations of the Compensation, Nominating and Governance Committee regarding new director onboarding and continuing education of existing directors.

6. Advice and Counsel to Management

(a) Providing advice and counsel to management, both in formal Board and committee meetings and through informal, individual director contacts with the CEO and other members of management.

7. Limitation on Duties of the Board

The Board shall discharge its responsibilities and shall assess the information provided by the Company's management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided.

Nothing in this Charter is intended or may be construed as to impose on any director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the Company's amended articles of incorporation or by-laws or any law, regulation, rule or listing standard to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations, rules and listing standards. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to Company securityholders or other liability whatsoever.

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lightspeed